

HALLIBURTON

2018

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

Wednesday, May 16, 2018
9:00 a.m. Central Daylight Time

3000 N. Sam Houston Parkway East
Life Center - Auditorium
Houston, Texas 77032

HALLIBURTON

To Our Valued Stockholders:

April 3, 2018




David J. Lesar
Executive Chairman
of the Board

Jeffrey A. Miller
President and Chief
Executive Officer

On behalf of our Board of Directors, we thank you for your investment and continued confidence in our Company. Last year was one of transition for Halliburton. We started down the path of a successful recovery from one of the steepest industry downturns. And on June 1, 2017, following our vigorous management succession plan, our Board unanimously selected Jeff Miller to succeed Dave Lesar as chief executive officer. Mr. Lesar, having led the Company for nearly 17 years, continues to serve Halliburton and our valued stockholders, customers, and employees as executive chairman of the Board.

We are pleased with Halliburton's accomplishments in 2017 and the progress we made in executing our strategy to deliver industry-leading returns by doing what we do best – collaborating and engineering solutions to maximize asset value for our customers. Thanks to the exceptional performance and commitment of Halliburton's over 50,000 employees, we were the first major energy services company to return to profitability in North America and we continued to outperform our peers with industry-leading returns and generated strong cash flow. As the international market worked its way through its own downturn, Halliburton gained market share in key regions by focusing on the most active markets while maintaining a presence in other areas that will serve us well going forward.

We are optimistic and enthusiastic about 2018. As the macro environment for oil continues to improve, our North America customers are back to work driving what we believe will be strong growth in our unconventionals activity. We also expect the start of an international recovery in mature fields, although deepwater will remain a challenge. Our collaborative approach and differentiating technologies enable us to deliver the most efficient wells for our customers no matter the geography. These, along with our comprehensive service offerings and diligent cost control efforts which enhance both

"We are optimistic and enthusiastic about 2018"

our value proposition and business opportunities, position us well for the continuing recovery in North America and the future recovery of the international market.

As we continue to serve our customers in this evolving environment, we know we have the right leadership, employees, and strategy to guide our Company forward. Halliburton is the execution company. We will continue to deliver superior performance for our stockholders, customers, and employees.

We are pleased to invite you to attend the Annual Meeting of Stockholders of Halliburton Company. The meeting will be held on Wednesday, May 16, 2018, at 9 a.m. Central Daylight Time at our corporate office at 3000 N. Sam Houston Parkway East, Life Center-Auditorium, Houston, Texas 77032.

Please refer to the proxy statement for detailed information on the proposals presented this year.

The representation of your shares and your vote at the meeting are very important. We encourage you to review the proxy materials and submit your vote today. If you attend the meeting, you may vote in person even if you have previously voted.

We appreciate the important role that our stockholders play in our success and are grateful for your continued trust and support. We look forward to greeting you at our Annual Meeting.

Sincerely,

David J. Lesar
Executive Chairman of the Board

Jeffrey A. Miller
President and Chief Executive Officer

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find further information in this proxy statement.

Eligibility to Vote (page 1)

You can vote if you were a stockholder of record at the close of business on March 19, 2018.

How to Cast Your Vote (page 1)

You can vote by any of the following methods:

         

INTERNET	**BY TELEPHONE**	**BY MAIL**	**IN PERSON**
www.proxyvote.com until 11:59 p.m. Eastern Daylight Time on May 15, 2018	**until 11:59 p.m.** Eastern Daylight Time on May 15, 2018	Completing, signing, and returning your proxy or voting instruction card **before May 16, 2018**	at the annual meeting: If you are a stockholder of record, we have a record of your ownership. If your shares are held in the name of a broker, nominee, or other intermediary, you must bring proof of ownership with you to the meeting. Attendees will be asked to present valid picture identification, such as a driver's license or passport.

Selection of Principal Independent Public Accountants (page 20)

During the year ended December 31, 2017, KPMG LLP served as our principal independent public accountants and provided certain tax and other services to us. Representatives of KPMG are expected to be present at the Annual Meeting and be available to respond to appropriate questions from stockholders.

As a matter of good corporate governance, we are requesting our stockholders to ratify the selection of KPMG LLP as our principal independent public accountants for the year ending December 31, 2018.

Voting Matters (pages 9, 20, 23)

	Board Vote Recommendation	Page Reference (for more detail)
Election of Directors	**FOR** Each Nominee	9
Ratification of Selection of Principal Independent Public Accountants	**FOR**	20
Advisory Approval of Executive Compensation	**FOR**	23

Governance of the Company (page 2)

Corporate Governance

- Corporate Governance Guidelines and Committee Charters
- Code of Business Conduct
- Related Persons Transactions Policy

The Board of Directors and Standing Committees of Directors

- Board Leadership
- Board Risk Oversight

- Independent Committees
- Members of the Committees of Our Board of Directors
- Board Attendance
- Evaluation of Board and Director Performance
- Stockholder Nominations of Directors
- Qualifications of Directors
- Process for the Selection of New Directors
- Communication to the Board

We create success for Halliburton and for our stockholders and customers by adhering to the values that define us.



Integrity
Ethics and integrity are the foundation of our brand and the guiding principles for all we do.

Safety
We are focused on our own personal safety as well as the safety of others.

Collaboration
We work together with customers and understand that everyone has a role in providing the best solution.

Respect
We are honest with ourselves and each other. We value our diverse skills and talents, and know we are stronger together as one family.

Reliability
We deliver what we promise. We believe the quality of our service defines who we are.

Creativity
We are resourceful. We are innovative and strive to apply the right technology and solution every time.

Competition
We compete to win. We know that competition makes everyone stronger.

Board Nominees (pages 9-13)

Director Highlights

12 Director Nominees



Tenure Balance

4 0-5 Years
3 >5-10 Years
8.33 YEARS AVERAGE TENURE
5 >10 Years

Independence



2 Non-Independent
83% INDEPENDENT
10 Independent

Diversity



7 Non-Diverse
42% DIVERSE
5 Diverse

Director Experience



Energy Industry — 11
Accounting/Finance — 11
Technology/Engineering — 11
Strategic Planning — 12
International Business — 10
Health, Safety & Environment and Sustainability — 10



Abdulaziz F. Al Khayyal
Retired Senior Vice President, Industrial Relations, Saudi Aramco
Age: 64
Director since 2014
INDEPENDENT
Committees:




William E. Albrecht
Non-Executive Chairman of the Board of California Resources Corporation
Age: 66
Director since 2016
INDEPENDENT
Committees:




Alan M. Bennett
Retired President and CEO of H&R Block, Inc.
Age: 67
Director since 2006
INDEPENDENT
Committees:




James R. Boyd
Retired Chairman of the Board of Arch Coal, Inc.
Age: 71
Director since 2006
INDEPENDENT
Committees:




Milton Carroll
Executive Chairman of the Board of CenterPoint Energy, Inc.
Age: 67
Director since 2006
INDEPENDENT
Committees:




Nance K. Dicciani
Non-Executive Chair of the Board of AgroFresh Solutions, Inc.
Age: 70
Director since 2009
INDEPENDENT
Committees:




Murry S. Gerber
Retired Executive Chairman of the Board of EQT Corporation
Age: 65
Director since 2012
INDEPENDENT
Committees:




José C. Grubisich
Managing Partner of Olímpia Investimentos e Participações
Age: 61
Director since 2013
INDEPENDENT
Committees:




David J. Lesar
Executive Chairman of the Board of Halliburton
Age: 64
Director since 2000
NOT INDEPENDENT
Committees:
None



Robert A. Malone
Executive Chairman, President and Chief Executive Officer of First Sonora Bancshares, Inc.
Age: 66
Director since 2009
INDEPENDENT
Committees:




Jeffrey A. Miller
President and CEO of Halliburton
Age: 54
Director since 2014
NOT INDEPENDENT
Committees:
None



Debra L. Reed
Chairman of the Board and CEO of Sempra Energy
Age: 61
Director since 2001
INDEPENDENT
Committees:


☆ Chair ● Audit ● Compensation ● Health, Safety and Environment ● Nominating and Corporate Governance

2017 Overview (page 28)

(For more detail please see Form 10-K.)

Our business strengthened during 2017. We grew our global market share and moved quickly to reactivate equipment in North America to meet customer demand and enhance overall margins. We continued to focus on cost efficiencies and aligning our business with customers in the fastest growing market segments to collaborate and engineer solutions to maximize their asset value.

The diligence of the senior leadership team and remarkable execution by our employees worldwide, combined with the rigorous goals set by the Board of Directors to keep management focused on creating long-term value for our stockholders, drove exceptional results for the 2017 performance year:

- We generated $20.6 billion of total company revenue, a 30% increase from 2016, with our Completion and Production segment improving 47% and our Drilling and Evaluation segment improving 8%. These results were primarily driven by increased activity, utilization, and pricing in the U.S. land market associated with stimulation, well completion, and drilling services.

- We improved our North America and Completion and Production operating margins by over 1,000 basis points from 2016 levels, continuing to execute on our strategy of achieving normalized margins.

- We acquired three businesses, Summit ESP, Ingrain Inc., and Optimization Petroleum Technology. The addition of these three businesses strengthen our artificial lift, wireline, and Landmark portfolios for our global customers.

- We continued to focus on cash flow execution, generating approximately $2.5 billion in operating cash flow, retiring $1.4 billion in debt, and maintaining our dividend rate with a total payment of approximately $626 million in dividends to our stockholders.

- We delivered superior TSR over the one-, three-, and five-year periods ending December 31, 2017, relative to our direct peers, the Oilfield Services Index (OSX), and our performance peer group. The details are depicted in the chart below:

Total Stockholder Return (TSR)
(In percentages)



Named Executive Officers (page 24)

For 2017, our NEOs were:

Name	Age	Occupation
Jeffrey A. Miller	54	President and Chief Executive Officer
Christopher T. Weber	45	Executive Vice President and Chief Financial Officer
James S. Brown	63	President - Western Hemisphere
Lawrence J. Pope	50	Executive Vice President, Administration and Chief Human Resources Officer
Joe D. Rainey	61	President - Eastern Hemisphere
Robb L. Voyles	60	Executive Vice President, Secretary and General Counsel
David J. Lesar	64	Executive Chairman of the Board
Mark A. McCollum(1)	59	Former Executive Vice President and Chief Financial Officer

(1) Effective as of March 6, 2017, Mr. McCollum resigned his position as our Chief Financial Officer and as an employee.

Executive Compensation (pages 23-56)

Objectives (page 29)

Our executive compensation program is composed of base salary, a short-term incentive, and long-term incentives, and is designed to achieve the following objectives:

- Provide a clear and direct relationship between executive pay and our performance on both a short-term and long-term basis;
- Emphasize operating performance drivers;
- Link executive pay to measures that drive stockholder value;
- Support our business strategies; and
- Maximize the return on our human resource investment.

2017 Executive Total Compensation Mix (page 30)

CEO Compensation Mix


15% Stock Options
10% Base Salary
12% CVA
90% AT-RISK COMPENSATION
34% Restricted Stock
29% Performance Units

Other NEO Compensation Mix(1)


9% Stock Options
14% Base Salary
26% Restricted Stock
86% AT-RISK COMPENSATION
18% CVA
33% Performance Units

(1) Reflects the compensation mix of NEOs other than Mr. McCollum who resigned his position as Chief Financial Officer and as an employee on March 6, 2017.

HALLIBURTON

Notice of Annual Meeting
of Stockholders to be held
May 16, 2018

April 3, 2018

Halliburton Company, a Delaware corporation, will hold its Annual Meeting of Stockholders on Wednesday, May 16, 2018, at 9:00 a.m. Central Daylight Time at its corporate office at 3000 N. Sam Houston Parkway East, Life Center - Auditorium, Houston, Texas 77032.

At the meeting, the stockholders will be asked to consider and act upon the matters discussed in the attached proxy statement as follows:

1. To elect the twelve nominees named in the attached proxy statement as Directors to serve for the ensuing year and until their successors shall be elected and shall qualify.

2. To consider and act upon a proposal to ratify the appointment of KPMG LLP as principal independent public accountants to examine the financial statements and books and records of Halliburton for the year ending December 31, 2018.

3. To consider and act upon advisory approval of our executive compensation.

4. To transact any other business that properly comes before the meeting or any adjournment or adjournments of the meeting.

These items are fully described in the following pages, which are made a part of this Notice. The Board of Directors has set the close of business on March 19, 2018, as the record date for the determination of stockholders entitled to notice of and to vote at the meeting and at any adjournment of the meeting.

Internet Availability of Proxy Materials

On or about April 3, 2018, we mailed our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2018 proxy statement and 2017 Annual Report on Form 10-K and how to vote online. The notice also provides instruction on how you can request a paper copy of these documents if you desire. If you received your annual materials via email, the email contains voting instructions and links to the proxy statement and Form 10-K on the Internet.

If You Plan to Attend

Attendance at the meeting is limited to stockholders and one guest each. Admission will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and the meeting will begin at 9:00 a.m. Each stockholder holding stock in a brokerage account will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Please note that you will be asked to present valid picture identification, such as a driver's license or passport.

By order of the Board of Directors,

Robb L. Voyles
Executive Vice President, Secretary and General Counsel

You are urged to vote your shares as promptly as possible by following the voting instructions in the Notice of Internet Availability of Proxy Materials.

General Information

We are providing these proxy materials to you in connection with the solicitation by the Board of Directors of Halliburton Company of proxies to be voted at our 2018 Annual Meeting of Stockholders and at any adjournment or postponement of the meeting. By executing and returning the enclosed proxy, by following the enclosed voting instructions, or by voting via the Internet or by telephone, you authorize the persons named in the proxy to represent you and vote your shares on the matters described in the Notice of Annual Meeting.

The Notice of Internet Availability of Proxy Materials is being sent to stockholders on or about April 3, 2018. Our Annual Report on Form 10-K, including financial statements, for the fiscal year ended December 31, 2017, accompanies this proxy statement. The Annual Report on Form 10-K shall not be considered as a part of the proxy solicitation materials or as having been incorporated by reference.

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting and each may be accompanied by one guest. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m. and the Annual Meeting will begin at 9:00 a.m. Please note that we will ask you to present valid picture identification, such as a driver's license or passport, when you check in at the registration desk.

If you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

You may not bring cameras, recording equipment, electronic devices, large bags, briefcases, or packages into the Annual Meeting.

If you attend the Annual Meeting, you may vote in person. If you are not present, you can only vote your shares if you have voted via the Internet, by telephone, or returned a properly executed proxy; in these cases, your shares will be voted as you specify. If you return a properly executed proxy and do not specify a vote, your shares will be voted in accordance with the recommendations of the Board. You may revoke the authorization given in your proxy at any time before the shares are voted at the Annual Meeting.

The record date for determination of the stockholders entitled to vote at the Annual Meeting is the close of business on March 19, 2018. Our common stock, par value $2.50 per share, is our only class of capital stock that is outstanding. As of March 19, 2018, there were 875,150,051 shares of our stock outstanding. Each outstanding share of common stock is entitled to one vote on each matter submitted to the stockholders for a vote at the Annual Meeting. We will keep a complete list of stockholders entitled to vote at our principal executive office for ten days before, and will have the list available at, the Annual Meeting. Our principal executive office is located at 3000 N. Sam Houston Parkway East, Administration Building, Houston, Texas 77032.

Votes cast by proxy or in person at the Annual Meeting will be counted by the persons we appoint to act as election inspectors for the Annual Meeting. Except as set forth below, the affirmative vote of the majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter will be the act of the stockholders. Shares for which a stockholder has elected to abstain on a matter will count for purposes of determining the presence of a quorum and, except as set forth below, will have the effect of a vote against the matter.

Each Director shall be elected by the vote of the majority of the votes cast by holders of shares represented in person or by proxy and entitled to vote in the election of Directors, provided that if the number of nominees exceeds the number of Directors to be elected and all stockholder-proposed nominees have not been withdrawn before the tenth (10th) day preceding the day we mail the Notice of Internet Availability of Proxy Materials to stockholders for the Annual Meeting, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of Directors. A majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director; we will not count abstentions. As a condition to being nominated by the Board for continued service as a Director, each Director nominee has signed and delivered to the Board an irrevocable letter of resignation limited to and conditioned on that Director failing to achieve a majority of the votes cast at an election where Directors are elected by majority vote. For any Director nominee who fails to be elected by a majority of votes cast, where Directors are elected by majority vote, his or her irrevocable letter of resignation will be deemed tendered on the date the election results are certified. Such resignation shall only be effective upon acceptance by the Board.

The election inspectors will treat broker non-vote shares, which are shares held in street name that cannot be voted by a broker on specific matters in the absence of instructions from the beneficial owner of the shares, as shares that are present and entitled to vote for purposes of determining the presence of a quorum. In determining the outcome of any matter for which the broker does not have discretionary authority to vote, however, those shares will not have any effect on that matter. A broker may be entitled to vote those shares on other matters.

In accordance with our confidential voting policy, no particular stockholder's vote will be disclosed to our officers, Directors, or employees, except:

- as necessary to meet legal requirements and to assert claims for and defend claims against us;
- when disclosure is voluntarily made or requested by the stockholder;
- when the stockholder writes comments on the proxy card; or
- in the event of a proxy solicitation not approved and recommended by the Board.

The proxy solicitor, the election inspectors, and the tabulators of all proxies, ballots, and voting tabulations are independent and are not our employees.

Corporate Governance

Corporate Governance Guidelines and Committee Charters

Our Board has long maintained a formal statement of its responsibilities and corporate governance guidelines to ensure effective governance in all areas of its responsibilities. Our Corporate Governance Guidelines, which were revised in December 2017, are available on our website at *www.halliburton.com* by clicking on the tab "About Us", and then the "Corporate Governance" link. The guidelines are reviewed periodically and revised as appropriate to reflect the dynamic and evolving processes relating to corporate governance, including the operation of the Board.

In order for our stockholders to understand how the Board conducts its affairs in all areas of its responsibility, the full text of the charters of our Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees are also available on our website.

Except to the extent expressly stated otherwise, information contained on or accessible from our website or any other website is not incorporated by reference into and should not be considered part of this proxy statement.

Code of Business Conduct

Our Code of Business Conduct, which applies to all of our employees and Directors and serves as the code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing

similar functions, is available on our website. Any waivers to our Code of Business Conduct for our Directors or executive officers can only be made by our Audit Committee. There were no waivers of the Code of Business Conduct in 2017.

Related Persons Transactions Policy

Our Board has adopted a written policy governing related persons transactions as part of the Board's commitment to good governance and independent oversight. The policy covers transactions involving any of our Directors, executive officers, nominees for Director, greater than 5% stockholders, or any of their immediate family members, among others.

The types of transactions covered by this policy are transactions, arrangements, or relationships, or any series of similar transactions, arrangements, or relationships, including any indebtedness or guarantee of indebtedness, in which (1) we or any of our subsidiaries were or will be a participant, (2) the aggregate amount involved exceeds $120,000 in any calendar year, and (3) any related person had, has, or will have a direct or indirect material interest.

Under the policy, we generally only enter into or ratify related persons transactions when the Board determines such transactions are in our best interests and the best interests of our stockholders. In determining whether to approve or ratify a related persons transaction, the Board will consider the following factors and other factors it deems appropriate:

- whether the related persons transaction is on terms comparable to terms generally available with an unaffiliated third party under the same or similar circumstances;
- the benefits of the transaction to us;
- the extent of the related person's interest in the transaction; and
- whether there are alternative sources for the subject matter of the transaction.

The Board of Directors and Standing Committees of Directors

The Board has standing Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees. Each standing committee is comprised of Directors who, in the business judgment of the Board, are independent, after considering all relevant facts and circumstances, including the independence standards set forth in our Corporate Governance Guidelines.

Our independence standards meet NYSE independence requirements. Our independence standards and compliance with those standards are periodically reviewed by the Nominating and Corporate Governance Committee. In connection with its independence determination, the Board considered that during 2017, we provided services in the ordinary course of business to Sempra Energy, of which Ms. Reed is the Chairman and Chief Executive Officer. The Board concluded that the relationship was not material and did not affect the independence of Ms. Reed. There were no relevant transactions, relationships, or arrangements not disclosed in this proxy statement that were considered by the Board in making its determination as to the independence of the Directors.

Board Leadership

Our Board believes that it is important to maintain flexibility to determine the appropriate leadership of the Board and whether the roles of Chairman and Chief Executive Officer should be combined or separate. Our Corporate Governance Guidelines provide that the Board consider annually whether it is appropriate for the same individual to fill both of those roles. When making that determination, the Board considers issues such as industry and financial expertise, in-depth knowledge of Halliburton and its business, and succession planning. Currently, the positions of Chairman and Chief Executive Officer are held by separate persons. Jeffrey A. Miller was named President and Chief Executive Officer of Halliburton on June 1, 2017. Mr. Miller's promotion was the result of vigorous management succession planning by the Board. Mr. Miller succeeded David J. Lesar, who will continue to serve as Executive Chairman. In this role, Mr. Lesar will continue to focus on leadership of the Board and the strategic direction of the Company, actively engage with stockholders, and advise the Halliburton management team. The Board believes that this leadership structure, along with the role of the Lead Independent Director, is optimal at this time for Halliburton and its stockholders.

J. Landis Martin, who has served as our Lead Independent Director since 2008, is retiring from the Board on May 16, 2018. The Board intends to elect a new Lead Independent Director subsequent to the Annual Meeting. The Lead Independent Director's role and responsibilities are set forth in the Lead Independent Director Charter adopted by the Board and include presiding over the executive sessions of the non-management Directors. Our Lead Independent Director Charter is available on our website at *www.halliburton.com*. With the exception of our Chairman, Mr. Lesar, and our President and Chief Executive Officer, Mr. Miller, the Board is composed of independent Directors.

Board Risk Oversight

We have implemented an Enterprise Risk Management system to identify and analyze enterprise-level risks and their potential impact on us. At least annually, the Audit Committee of the Board receives a report on risk assessment and risk management. In addition, each of the Board's Committees evaluates and monitors the risks within its areas of responsibility. Our executive officers are assigned responsibility for the various categories of risk. Our Chief Executive Officer, who is primarily responsible for managing our day-to-day business, is ultimately responsible to the Board for all risk categories.

Halliburton Board Leadership

- David J. Lesar is our Executive Chairman
- The Board will elect a new Lead Independent Director subsequent to the Annual Meeting
- 11 of our 13 Directors are independent

All members of the Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees are independent

Independent Committees

The Board believes that it has a strong governance structure in place to ensure independent oversight on behalf of all stockholders. All standing committees of the Board are comprised solely of independent Directors. We have established processes for the effective oversight of critical issues entrusted to independent Directors, such as:

- the integrity of our financial statements;
- CEO and senior management compensation;
- CEO and senior management succession planning;
- the election of our Lead Independent Director;

- membership of our independent Board committees;
- Board, Committee, and Director evaluations; and
- nominations of Directors.

Members of the Committees of Our Board of Directors

Audit Committee	Compensation Committee	Health, Safety and Environment Committee	Nominating and Corporate Governance Committee
Alan M. Bennett*	William E. Albrecht	Abdulaziz F. Al Khayyal	Abdulaziz F. Al Khayyal
James R. Boyd	James R. Boyd*	William E. Albrecht	Alan M. Bennett
Nance K. Dicciani	Milton Carroll	Nance K. Dicciani	Milton Carroll
Murry S. Gerber	Murry S. Gerber	José C. Grubisich	J. Landis Martin
José C. Grubisich	Robert A. Malone	Robert A. Malone*	Debra L. Reed*
	Debra L. Reed	J. Landis Martin	

*   *Chair*

Audit Committee

Attendance	Committee Members	Responsibilities
Meetings in 2017: 8	Alan M. Bennett *(Chair)* James R. Boyd Nance K. Dicciani Murry S. Gerber José C. Grubisich	- Recommending to the Board the appointment of the independent public accounting firm to audit our financial statements (the principal independent public accountants); - Together with the Board, being responsible for the appointment, compensation, retention, oversight of the work, and evaluation of the principal independent public accountants; - Reviewing the scope of the principal independent public accountants' examination and the scope of activities of the internal audit department; - Reviewing our significant financial policies and accounting systems and controls; - Reviewing financial statements; and - Approving the services to be performed by the principal independent public accountants. The Board has determined that Alan M. Bennett, James R. Boyd, Nance K. Dicciani, Murry S. Gerber, and José C. Grubisich are independent under our Corporate Governance Guidelines and are "audit committee financial experts" as defined by the Securities and Exchange Commission, or SEC. A copy of the Audit Committee Charter is available on our website at *www.halliburton.com*.

Compensation Committee

Attendance	Committee Members	Responsibilities
Meetings in 2017: 6	William E. Albrecht James R. Boyd *(Chair)* Milton Carroll Murry S. Gerber Robert A. Malone Debra L. Reed	• Developing an overall executive compensation philosophy and strategy; • Overseeing the effectiveness of our compensation program in attracting, retaining, and motivating key employees; • Utilizing our compensation program to reinforce business strategies and objectives to enhance stockholder value; • Administering our compensation program, including our incentive plans, in a fair and equitable manner consistent with established policies and guidelines; and • Additional roles and activities with respect to executive compensation as described under Compensation Discussion and Analysis. A copy of the Compensation Committee Charter is available on our website at *www.halliburton.com*.

Health, Safety and Environment Committee

Attendance	Committee Members	Responsibilities
Meetings in 2017: 5	Abdulaziz F. Al Khayyal William E. Albrecht Nance K. Dicciani José C. Grubisich Robert A. Malone *(Chair)* J. Landis Martin	• Reviewing and assessing our health, safety, environmental, and sustainable development policies and practices; • Overseeing the communication, implementation, and compliance with these policies, as well as applicable goals and legal requirements; and • Assisting the Board with oversight of our risk-management processes relating to health, safety, the environment, and sustainability. A copy of our Health, Safety and Environment Committee Charter is available on our website at *www.halliburton.com*.

Nominating and Corporate Governance Committee

Attendance	Committee Members	Responsibilities
Meetings in 2017: 4	Abdulaziz F. Al Khayyal Alan M. Bennett Milton Carroll J. Landis Martin Debra L. Reed *(Chair)*	• Reviewing and recommending revisions to our Corporate Governance Guidelines; • Overseeing our Director self-evaluation process and performance reviews; • Identifying and screening candidates for Board and committee membership; • Reviewing the overall composition profile of the Board for the appropriate mix of skills, characteristics, experience, and expertise; and • Reviewing and making recommendations on Director compensation. A copy of our Nominating and Corporate Governance Committee Charter is available on our website at *www.halliburton.com*.

Board Attendance

During 2017, the Board held 6 meetings and met in Executive Session, without management present, on 5 occasions.

Committee meetings were held as follows:

Audit Committee	8
Compensation Committee	6
Health, Safety and Environment Committee	5
Nominating and Corporate Governance Committee	4

Nine members of the Board attended 100% of the total number of meetings of the Board and the committees on which he or she served during 2017 and all members of the Board attended at least 79% of those meetings.

All of our Directors attended the 2017 Annual Meeting, as required by our Corporate Governance Guidelines.

Evaluation of Board and Director Performance

The Nominating and Corporate Governance Committee annually reviews and evaluates the performance of the Board in order to improve the effectiveness of the Board. The Committee assesses the Board's contribution as a whole and identifies areas in which improvements may be made. In addition, each Committee conducts an annual self-evaluation. The results of the evaluations are reviewed and discussed with the Board and its Committees.

The Nominating and Corporate Governance Committee also annually reviews the individual performance and qualifications of each Director who wishes to be considered for nomination for reelection to the Board.

Stockholder Nominations of Directors

Our By-laws provide that stockholders may nominate persons for election to the Board at a meeting of stockholders. In September 2016, our Board of Directors amended our By-laws to implement proxy access.

Stockholder nominations require written notice to the Corporate Secretary at the address of our principal executive offices set forth on page 1 of this proxy statement, and for the Annual Meeting of Stockholders in 2019, must be received not less than 90 days nor more than 120 days prior to the anniversary date of the 2018 Annual Meeting of Stockholders, or no later than February 15, 2019, and no earlier than January 16, 2019. The stockholder notice must contain, among other things, certain information relating to the stockholder and the proposed nominee as described in our By-laws. In addition, the proposed nominee may be required to furnish other information as we may reasonably require to determine the eligibility of the proposed nominee to serve as a Director.

The proxy access provision permits up to 20 stockholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials for a meeting of stockholders up to two directors or 20% of the Board, whichever is greater, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the By-laws.

Our By-laws further provide that if a stockholder owning at least 1% of our issued and outstanding common stock continuously for at least one year as of the date the written notice of the nomination is submitted to us, proposes a nominee not submitted under the proxy access provision, our Corporate Secretary will (i) obtain from such nominee any additional relevant information the nominee wishes to provide in consideration of his or her nomination, (ii) report on each such nominee to the Nominating and Corporate Governance Committee, and (iii) facilitate having each such nominee meet with the Nominating and Corporate Governance Committee as the Committee deems appropriate.

Qualifications of Directors

Candidates nominated for election or reelection to the Board should possess the following qualifications:

- Personal characteristics:
  - high personal and professional ethics, integrity, and values;
  - an inquiring and independent mind; and
  - practical wisdom and mature judgment;
- Broad training and experience at the policy-making level in business, government, education, or technology;
- Expertise that is useful to us and complementary to the background and experience of other Board members, so that an optimum balance of experience and expertise of members of the Board can be achieved and maintained;
- Willingness to devote the required amount of time to carry out the duties and responsibilities of Board membership;
- Commitment to serve on the Board for several years to develop knowledge about our business;
- Willingness to represent the best interests of all of our stockholders and objectively evaluate management performance; and

- Involvement only in activities or interests that do not create a conflict with the Director's responsibilities to us and our stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members and periodically reviews and updates the criteria. In selecting Director nominees, the Board considers the personal characteristics, experience, and other criteria as set forth in our Corporate Governance Guidelines, as well as our specific needs and the needs of our Board at the time.

We value all types of diversity, including diversity of our Board. In evaluating the overall qualifications of a potential nominee, the Committee and Board take into account overall Board diversity in personal background, race, gender, age, and nationality.

Process for the Selection of New Directors

The Board is responsible for filling vacancies on the Board and ensuring regular refreshment of the Board. Our Corporate Governance Guidelines provide that each non-management Director shall retire from the Board immediately prior to the annual meeting of stockholders following his or her seventy-second (72nd) birthday. The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending candidates to the Board for approval. The Nominating and Corporate Governance Committee will consider candidates for Board membership recommended by Board members, our management, and stockholders. The Committee may also retain an independent executive search firm to identify candidates for consideration and to gather additional information about the candidate's background, experience, and reputation. A stockholder who wishes to recommend a candidate should notify our Corporate Secretary.

The Nominating and Corporate Governance Committee, in consultation with the Board, will determine the specific criteria for a new Director candidate. After the Nominating and Corporate Governance Committee identifies a candidate, the Committee will determine the appropriate method to evaluate the candidate. The preliminary determination regarding a candidate is based on the likelihood that the candidate will meet the Board membership criteria listed in our Corporate Governance Guidelines. The Committee will determine, after discussion with the Chairman of the Board and other Board members, whether a candidate should continue to be considered. If a candidate warrants additional consideration, the Committee and others, as appropriate, will interview the candidate. Once the evaluation and interviews are completed, the Committee will recommend to the Board whether the candidate should be appointed to the Board or proposed for election by stockholders and the Board will act on such recommendation.



IDENTIFICATION OF QUALIFIED CANDIDATES	DUE DILIGENCE SCREENING	MEETINGS WITH SHORTLISTED CANDIDATES	DECISION AND NOMINATION
Nominating and Corporate Governance Committee identifies candidates to become Board members	Review of qualifications to determine if candidate meets Board membership criteria	Committee members and, as appropriate, other Board members and management interview the shortlisted candidates	Selection of Director nominees best qualified to serve the interests of Halliburton stockholders

Communication to the Board

To foster better communication from our stockholders and other interested persons, we maintain a process for stockholders and others to communicate with the Audit Committee and the Board. The process has been approved by both the Audit Committee and the Board, and meets the requirements of the New York Stock Exchange, or NYSE, and the SEC. The methods of communication with the Board include telephone, mail, and e-mail.

 888.312.2692
or
770.613.6348

 Board of Directors
c/o Director of Business Conduct
Halliburton Company
P.O. Box 42806
Houston, Texas 77242-2806
USA

 BoardofDirectors@halliburton.com

Our Director of Business Conduct, an employee, reviews all communications directed to the Audit Committee and the Board. The Chairman of the Audit Committee is promptly notified of any substantive communication involving accounting, internal accounting controls, or auditing matters. The Lead Independent Director is promptly notified of any other significant communication, and any Board-related matters which are addressed to a named Director are promptly sent to that Director. Copies of all communications are available for review by any Director. Some communications, such as advertisements, business solicitations, junk mail, resumes, and any communication that is overly hostile, threatening, or illegal, will not be forwarded to the Board. Communications may be made anonymously or confidentially. Confidentiality shall be maintained unless disclosure is:

● required or advisable in connection with any governmental investigation or report;

● in the interests of Halliburton, consistent with the goals of our Code of Business Conduct; or

● required or advisable in our legal defense of a matter.

Information regarding these methods of communication is also on our website at *www.halliburton.com*.

Proposal No. 1   Election of Directors

In considering whether a current Director should be nominated for election as a Director, the Nominating and Corporate Governance Committee and the Board considered, among other matters, the expertise and experience of the Director, the annual performance evaluation of the Director, the Director's attendance at, preparation for, and engagement in Board and Committee meetings, the diversity of the Board, the tenure of the Director, and the overall distribution of tenure among Directors to ensure sufficient experience with the company's operations, performance, and technology and the cycles of the industry. A summary of the qualifications and experience of our non-management Directors is provided in the table below.

☑ AFTER CONSULTATION WITH THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE, THE BOARD OF DIRECTORS RECOMMENDS A **VOTE FOR** THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED BELOW.

The twelve nominees are all current Directors. If any nominee is unwilling or unable to serve, favorable and uninstructed proxies will be voted for a substitute nominee designated by the Board. If a suitable substitute is not available, the Board will reduce the number of Directors to be elected. Each nominee has indicated approval of his or her nomination and his or her willingness to serve if elected. The Directors elected will serve for the ensuing year and until their successors are elected and qualify.

NON-MANAGEMENT DIRECTOR QUALIFICATIONS AND EXPERIENCE

	A. F. Al Khayyal	W. E. Albrecht	A. M. Bennett	J. R. Boyd	M. Carroll	N. K. Dicciani	M. S. Gerber	J. C. Grubisich	R. A. Malone	D. L. Reed
TENURE										
Year Elected	2014	2016	2006	2006	2006	2009	2012	2013	2009	2001
Mandatory Retirement	2026	2024	2023	2019	2023	2020	2025	2029	2024	2028
GENERAL										
Independence	●	●	●	●	●	●	●	●	●	●
Diversity	●				●	●		●		●
Board or Board Committee Leadership	●	●	●	●	●	●	●	●	●	●
Public Company Experience	●	●	●	●	●	●	●	●	●	●
Private Company Experience	●	●		●		●	●	●	●	
Not-for-Profit Experience	●	●	●	●	●	●	●	●	●	
Government Experience				●	●					
Academia			●		●	●				
Community Leadership/Philanthropic	●	●	●		●		●	●	●	●
DECISION-MAKING EXPERIENCE AT EXECUTIVE LEVEL OR OTHER SUBSTANTIAL EXPERIENCE										
Energy Industry	●	●		●	●	●	●	●	●	●
Accounting/Finance	●	●	●	●		●	●	●	●	●
Technology/Engineering	●	●		●	●	●	●	●	●	●
Mergers & Acquisitions	●	●	●	●	●	●	●	●	●	●
Human Resources/Compensation	●	●	●			●	●	●	●	●
Compliance	●	●	●	●		●	●	●	●	●
Strategic Planning	●	●	●	●	●	●	●	●	●	●
International Business	●	●	●	●		●		●	●	●
Health, Safety & Environment and Sustainability	●	●		●		●	●	●	●	●
Corporate Governance	●	●	●	●	●	●	●	●	●	●

Information about Nominees for Director

ABDULAZIZ F. AL KHAYYAL



Age 64
Director
since: **2014**
INDEPENDENT

Professional Experience:
- Retired Senior Vice President of Industrial Relations of Saudi Arabian Oil Company (Saudi Aramco) (the world's largest producer of crude oil)
- Senior Vice President of Industrial Relations of Saudi Aramco from 2007 to 2014 and served as a director of Saudi Aramco from 2004 to 2014

Skills and Expertise:
The Board determined that Mr. Al Khayyal should be nominated for election as a Director because of his exceptional knowledge of the energy industry, including significant international industry experience and executive experience with the world's largest producer of crude oil.

Other Company Directorships:
- Marathon Petroleum Corporation (since 2016)

Former Directorships in the Past 5 Years:
- None

WILLIAM E. ALBRECHT



Age 66
Director
since: **2016**
INDEPENDENT

Professional Experience:
- Non-Executive Chairman of the Board of California Resources Corporation (a publicly traded oil and natural gas exploration and production company) since 2016 and Executive Chairman of the Board from 2014 to 2016
- Vice President of Occidental Petroleum Corporation from 2008 to 2014
- President of Oxy Oil & Gas, Americas from 2012 to 2014

Skills and Expertise:
The Board determined that Mr. Albrecht should be nominated for election as a Director because of his extensive experience in the domestic oil and natural gas industry and executive experience with a public oil and gas exploration and production company and an international offshore drilling company.

Other Company Directorships:
- Chairman of the Board and has been a director of Rowan Companies plc (since 2015)

Former Directorships in the Past 5 Years:
- None

ALAN M. BENNETT



Age 67
Director
since: **2006**
INDEPENDENT

Professional Experience:
- Retired President and Chief Executive Officer of H&R Block, Inc. (a tax and financial services provider)
- President and Chief Executive Officer of H&R Block, Inc. from 2010 to 2011
- Interim Chief Executive Officer of H&R Block, Inc. from 2007 to 2008
- Senior Vice President and Chief Financial Officer of Aetna, Inc. from 2001 to 2007

Skills and Expertise:
The Board determined that Mr. Bennett should be nominated for election as a Director because of his business and financial expertise, ranging from internal audit to corporate controller to chief financial officer of a large, public company. He is a certified public accountant and also has chief executive officer experience.

Other Company Directorships:
- Fluor Corporation (since 2011)
- TJX Companies, Inc. (since 2007)

Former Directorships in the Past 5 Years:
- None

JAMES R. BOYD



Age 71
Director since: 2006
INDEPENDENT

Professional Experience:
- Retired Chairman of the Board of Arch Coal, Inc. (one of the largest United States coal producers)

Skills and Expertise:
The Board determined that Mr. Boyd should be nominated for election as a Director because of his experience as chairman and lead director of a large, public company and experience in corporate business development, operations, and strategic planning.

Other Company Directorships:
- None

Former Directorships in the Past 5 Years:
- Arch Coal, Inc. (1990-2013)

MILTON CARROLL



Age 67
Director since: 2006
INDEPENDENT

Professional Experience:
- Executive Chairman of the Board of CenterPoint Energy, Inc. (a public utility holding company) since 2013
  In that role, Mr. Carroll's primary function is to provide leadership for the CenterPoint Board and to coordinate its activities.
- Non-Executive Chairman of the Board of CenterPoint Energy, Inc. from 2002 to 2013

Skills and Expertise:
The Board determined that Mr. Carroll should be nominated for election as a Director because of his public company board experience, corporate governance expertise, and knowledge of the oil and gas services industry. The Board also determined that Mr. Carroll's duties as Chairman of CenterPoint do not impede his ability to fulfill his responsibilities as a Director.

Other Company Directorships:
- Western Gas Holdings, LLC, the general partner of Western Gas Partners L.P. (since 2008)
- Chairman of Health Care Service Corporation (a customer-owned health insurance company) (since 2002)

Former Directorships in the Past 5 Years:
- LRE GP, LLC, the general partner of LRR Energy, L.P. (2011-2014)
- LyondellBasell Industries (2010-2016)

NANCE K. DICCIANI



Age 70
Director since: 2009
INDEPENDENT

Professional Experience:
- Non-Executive Chair of the Board of AgroFresh Solutions, Inc. (a global leader in advanced proprietary technologies for the horticultural market) since 2015
- Interim Co-Principal Executive Officer of AgroFresh Solutions, Inc. from March 2016 to October 2016
- President and Chief Executive Officer of Honeywell International Specialty Materials (a diversified technology and manufacturing company) from 2001 to 2008

Skills and Expertise:
The Board determined that Ms. Dicciani should be nominated for election as a Director because of her technical expertise in the chemical industry, international operations expertise, and executive experience as a chief executive officer of a multi-billion dollar strategic business group of a major multinational corporation.

Other Company Directorships:
- Praxair, Inc. (since 2008)
- LyondellBasell Industries (since 2013)

Former Directorships in the Past 5 Years:
- Rockwood Holdings, Inc. (2008-2014)

MURRY S. GERBER



Age 65
Director
since: **2012**
INDEPENDENT

Professional Experience:
- Retired Executive Chairman of the Board of EQT Corporation (a leading producer of unconventional natural gas)
- Executive Chairman of the Board of EQT Corporation from 2010 to 2011
- Chairman and Chief Executive Officer of EQT Corporation from 2000 to 2010
- Chief Executive Officer and President of EQT Corporation from 1998 to 2007

Skills and Expertise:
The Board determined that Mr. Gerber should be nominated for election as a Director because of his executive leadership skills and extensive business experience in the energy industry and domestic unconventional oil and natural gas basins.

Other Company Directorships:
- BlackRock, Inc. (since 2000)
- United States Steel Corporation (since 2012)

Former Directorships in the Past 5 Years:
- None

JOSÉ C. GRUBISICH



Age 61
Director
since: **2013**
INDEPENDENT

Professional Experience:
- Managing Partner of Olímpia Investimentos e Participações (a Brazilian investment company) since 2017
- Chief Executive Officer of Eldorado Brasil Celulose (a leader in the world cellulose market) from 2012 to 2017
- President and Chief Executive Officer of ETH Bioenergia S.A. (an integrated producer of ethanol and electricity from biomass) from 2008 to 2012

Skills and Expertise:
The Board determined that Mr. Grubisich should be nominated for election as a Director because of his significant international business experience in Latin America and executive leadership experience.

Other Company Directorships:
- Vallourec S.A. (since 2012)

Former Directorships in the Past 5 Years:
- None

DAVID J. LESAR



Age 64
Director
since: **2000**
CHAIRMAN

Professional Experience:
- Executive Chairman of the Board of Halliburton since 2017
- Chairman and Chief Executive Officer of Halliburton from 2015 to 2017
- Chairman, President and Chief Executive Officer of Halliburton from 2000 to 2014

Skills and Expertise:
The Board determined that Mr. Lesar should be nominated for election as a Director because of his energy industry expertise, financial expertise, and in-depth knowledge of Halliburton and its business.

Other Company Directorships:
- None

Former Directorships in the Past 5 Years:
- Agrium, Inc. (2010-2015)

ROBERT A. MALONE



Age 66
Director since: 2009
INDEPENDENT

Professional Experience:
- Executive Chairman, President and Chief Executive Officer of First Sonora Bancshares, Inc. (a bank holding company) since 2014
- Executive Chairman, President and Chief Executive Officer of The First National Bank of Sonora, Texas (a community bank owned by First Sonora Bancshares, Inc.) since 2009
- Executive Vice President of BP plc, and Chairman of the Board and President, BP America Inc. (one of the nation's largest producers of oil and natural gas) from 2006 to 2009

Skills and Expertise:
The Board determined that Mr. Malone should be nominated for election as a Director because of his energy industry expertise and executive leadership experience, including crisis management and safety performance.

Other Company Directorships:
- Non-Executive Chairman of the Board of Peabody Energy Corporation (since 2016) and director (since 2009)
- Teledyne Technologies Incorporated (since 2015)
- BP Midstream Partners GP LLC, the general partner of BP Midstream (since 2017)

Former Directorships in the Past 5 Years:
- None

JEFFREY A. MILLER



Age 54
Director since: 2014
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Professional Experience:
- President and Chief Executive Officer of Halliburton since 2017 and Director since 2014
- President of Halliburton from 2014 to 2017
- Executive Vice President and Chief Operating Officer of Halliburton from 2012 to 2014

Skills and Expertise:
The Board determined that Mr. Miller should be nominated for election as a Director because of his energy industry expertise, executive and business development experience, and extensive knowledge of Halliburton's global operations.

Other Company Directorships:
- None

Former Directorships in the Past 5 Years:
- Atwood Oceanics, Inc. (2013-2017)

DEBRA L. REED



Age 61
Director since: 2001
INDEPENDENT

Professional Experience:
- Chief Executive Officer of Sempra Energy (an energy infrastructure and regulated holding company) since 2011 and Chairman of the Board of Sempra Energy since 2012
  Ms. Reed will retire as CEO of Sempra Energy effective May 1, 2018, and will retire as Chairman effective December 1, 2018.
- Executive Vice President of Sempra Energy from 2010 to 2011
- President and Chief Executive Officer of Southern California Gas Company, and San Diego Gas & Electric Company from 2006 to 2010

Skills and Expertise:
The Board determined that Ms. Reed should be nominated for election as a Director because of her executive, operational, financial, and administrative expertise, experience with energy infrastructure operations, public company board experience, and corporate governance expertise. The Board also determined that Ms. Reed's duties as Chairman and CEO of Sempra do not impede her ability to fulfill her responsibilities as a Director.

Other Company Directorships:
- Caterpillar Inc. (since 2015)

Former Directorships in the Past 5 Years:
- None

Directors' Compensation

Directors' Fees

All non-management Directors receive an annual retainer of $115,000, which remains unchanged from 2014. The Lead Independent Director receives an additional annual retainer of $30,000, and the chairperson of each committee receives an additional annual retainer for serving as chair as follows:

Audit - $25,000; Compensation - $20,000; Health, Safety and Environment - $15,000; and Nominating and Corporate Governance - $15,000. Non-management Directors are permitted to defer all or part of their fees under the Directors' Deferred Compensation Plan.

Directors' Equity Awards

All non-management Directors receive an annual equity award with a value of approximately $185,000, which remains unchanged from 2014, consisting of restricted stock units (RSUs), each of which represents the right to receive a share of common stock at a future date. The actual number of RSUs is determined by dividing $185,000 by the average of the closing price of our common stock on the NYSE on each business day during the month of July. These annual awards are made on or about the first day of August. The value of the award may be more or less than $185,000 based on the closing price of our common stock on the NYSE on the date of the award. Non-management Directors are permitted to defer all of their RSUs under the Directors' Deferred Compensation Plan.

Directors may not sell, assign, pledge, otherwise transfer, or encumber restricted shares (which were previously granted to non-management Directors) or RSUs until the restrictions are removed. Restrictions on RSUs lapse 25% a year over four years of service with the applicable underlying shares of common stock

distributed annually to the non-management Director unless the Director elected to defer receipt of the shares under the Directors' Deferred Compensation Plan. If a non-management Director has a separation of service from the Board before completing four years of service from the applicable award date, any unvested RSUs would be forfeited, unless the Board determines to accelerate vesting. Restrictions on restricted shares and RSUs lapse following termination of Board service only under specified circumstances, which include death or disability, retirement under the Director mandatory retirement policy, or early retirement after at least four years of service.

During the restriction period, Directors have the right to (i) vote restricted shares, but not shares underlying RSUs, and (ii) receive dividends or dividend equivalents in cash on restricted shares and RSUs that have not been deferred. RSUs that have been deferred receive dividend equivalents under the Directors' Deferred Compensation Plan.

Directors' Deferred Compensation Plan

The Directors' Deferred Compensation Plan is a nonqualified deferred compensation plan and participation is completely voluntary. Under the plan, non-management Directors are permitted to defer all or part of their retainer fees and all of the shares of common stock underlying their RSUs when they vest. If a non-management Director elects to defer retainer fees under the plan, then the Director may elect to have his or her deferred fees accumulate under an interest-bearing account or translate on a quarterly basis into Halliburton common stock equivalent units (SEUs) under a stock equivalents account. If a non-management Director elects to defer receipt of the shares of common stock underlying his or her RSUs when they vest, then those shares are retained as deferred RSUs under the plan. The interest-bearing account is credited quarterly with interest at the prime rate of Citibank, N.A. The SEUs and deferred RSUs are credited quarterly

with dividend equivalents based on the same dividend rate as Halliburton common stock and those amounts are translated into additional SEUs or RSUs, respectively.

After a Director's retirement, distributions under the plan are made to the Director in a single distribution or in annual installments over a 5- or 10-year period as elected by the Director. Distributions under the interest-bearing account are made in cash, while distributions of SEUs under the stock equivalents account and deferred RSUs are made in shares of Halliburton common stock. Mses. Dicciani and Reed and Messrs. Al Khayyal, Bennett, Boyd, and Carroll have deferred retainer fees under the plan. Mses. Dicciani and Reed and Messrs. Al Khayyal, Albrecht, Bennett, Boyd, Carroll, and Grubisich have deferred RSUs under the plan.

Directors' Stock Ownership Requirements

We have stock ownership requirements for all non-management Directors to further align their interests with our stockholders. As a result, all non-management Directors are required to own Halliburton common stock in an amount equal to or in excess of the greater of (A) the cash portion of the Director's annual retainer for the five-year period beginning on the date the Director is first elected to the Board or (B) $500,000. The Nominating and Corporate Governance Committee reviews the holdings of all non-management Directors, which include restricted shares, other Halliburton common stock, and RSUs owned by the Director, at each May meeting. Each non-management Director has five years to meet the requirements, measured from the date he or she is first elected to the Board. Each non-management Director currently meets the stock ownership requirements or is on track to do so within the requisite five-year period.

Director Clawback Policy

We have a clawback policy under which we will seek, in all appropriate cases, to recoup incentive compensation paid to, awarded to, or credited for the benefit of a Director, if and to the extent that:

- it is determined that, in connection with the performance of that Director's duties, he or she breached his or her fiduciary duty by knowingly or recklessly engaging in a material violation of a U.S. federal or state law, or recklessly disregarded his or her duty to exercise reasonable oversight; or
- the Director is named as a defendant in a law enforcement proceeding for having breached his or her fiduciary duty by knowingly or recklessly engaging in a material violation of a U.S. federal or state law, the Director disagrees with the allegations relating to the proceeding, and either (A) we initiate a review and determine that the alleged action is not indemnifiable or (B) the Director does not prevail at trial, enters into a plea arrangement, agrees to the entry of a final administrative or judicial order imposing sanctions, or otherwise admits to the violation in a legal proceeding.

The disinterested members of the Board and the disinterested members of the Compensation Committee and the Nominating and Corporate Governance Committee may be involved in reviewing, considering, and making determinations regarding the Director's alleged conduct, whether recoupment is appropriate or required, and the type and amount of incentive compensation to be recouped from the Director.

The policy also provides that, to the extent permitted by applicable law and not previously disclosed in a filing with the SEC, we will disclose in our proxy statement the circumstances of any recoupment arising under the policy or that there has not been any recoupment pursuant to the policy for the prior calendar year. There was no recoupment under the policy in 2017.

Charitable Contributions and Other Benefits

Matching Gift Programs

To further our support for charities, Directors may participate in the Halliburton Foundation's matching gift programs for educational institutions, not-for-profit hospitals, and medical foundations. For each eligible contribution, the Halliburton Foundation makes a contribution of 2.25 times the amount contributed by the Director, subject to approval by its Trustees. The maximum aggregate of all contributions each calendar year by a Director eligible for matching is $50,000, resulting in a maximum aggregate amount contributed annually by the Halliburton Foundation in the form of matching gifts of $112,500 for any Director who participates in the programs. Neither the Halliburton Foundation nor we have made a charitable contribution, within the preceding three years, to any charitable organization in which a Director serves as an employee or an immediate family member of the Director serves as an executive officer that exceeds in any single year the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

Accidental Death and Dismemberment

We offer an optional accidental death and dismemberment policy for non-management Directors for individual coverage or family coverage with a benefit per Director of up to $250,000 and lesser amounts for family members. Ms. Dicciani and Messrs. Carroll, Gerber, and Malone elected individual coverage at a cost of $184 annually. Messrs. Al Khayyal, Albrecht, Grubisich, and Martin elected family coverage at a cost of $207 annually. These premiums are included in the All Other Compensation column of the 2017 Director Compensation table for those who participate.

2017 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Abdulaziz F. Al Khayyal	115,000	181,219	0	12,183	308,402
William E. Albrecht	115,000	181,219	0	5,049	301,268
Alan M. Bennett	138,118	181,219	0	164,491	483,828
James R. Boyd	135,000	181,219	0	96,845	413,064
Milton Carroll	115,000	181,219	0	50,065	346,284
Nance K. Dicciani	115,000	181,219	0	149,866	446,085
Murry S. Gerber	115,000	181,219	0	121,324	417,543
José C. Grubisich	115,000	181,219	0	14,068	310,287
Robert A. Malone	130,000	181,219	0	130,571	441,790
J. Landis Martin	143,118	181,219	0	267,201	591,538
Debra L. Reed	130,000	181,219	0	76,477	387,696

Fees Earned or Paid In Cash. The amounts in this column represent retainer fees earned in fiscal year 2017, but not necessarily paid in 2017. Refer to the section Directors' Fees for information on annual retainer fees.

Stock Awards. The amounts in the Stock Awards column reflect the grant date fair value of RSUs awarded in 2017. We calculate the fair value of equity awards by multiplying the number of RSUs granted by the closing stock price as of the award's grant date.

The number of restricted shares, RSUs, and SEUs held at December 31, 2017, by non-management Directors are:

Name	Restricted Shares	RSUs	SEUs
Abdulaziz F. Al Khayyal	0	15,780	3,932
William E. Albrecht	0	8,933	0
Alan M. Bennett	25,236	25,535	25,912
James R. Boyd	25,236	25,535	36,928
Milton Carroll	20,271	25,535	27,645
Nance K. Dicciani	14,843	25,502	13,767
Murry S. Gerber	2,000	10,280	0
José C. Grubisich	0	21,580	0
Robert A. Malone	14,843	10,280	0
J. Landis Martin	35,162	25,502	0
Debra L. Reed	33,562	25,535	20,169

Change in Pension Value and Nonqualified Deferred Compensation Earnings. None of the Directors had a change in pension value or nonqualified deferred compensation earnings that represented above market earnings in 2017.

All Other Compensation. This column includes compensation related to the matching gift programs under the Halliburton Foundation, the Accidental Death and Dismemberment program, dividends or dividend equivalents on restricted shares or RSUs, and dividend equivalents associated with the Directors' Deferred Compensation Plan.

Directors who participated in the matching gift program and the corresponding match provided by the Halliburton Foundation in 2017 are: Mr. Bennett - $112,500; Mr. Boyd - $35,663; Ms. Dicciani - $112,500; Mr. Gerber - $112,500; Mr. Malone - $112,500; Mr. Martin - $225,000; and Ms. Reed - $22,500. Because of differences between the time when the Director makes the charitable contribution and the time when the Halliburton Foundation makes the matching payment, amounts paid by the Halliburton Foundation may apply to contributions made by the Directors in both 2016 and 2017 and the amounts shown may exceed $112,500 in those instances.

Directors who participated in the Accidental Death and Dismemberment program and incurred imputed income for the benefit amount of $184 for individual coverage and $207 for family coverage are: Mr. Al Khayyal - $207; Mr. Albrecht - $207; Mr. Carroll - $184; Ms. Dicciani - $184; Mr. Gerber - $184; Mr. Grubisich - $207; Mr. Malone - $184; and Mr. Martin - $207.

Directors who received dividends or dividend equivalents on restricted shares or RSUs held on Halliburton record dates are: Mr. Bennett - $18,170; Mr. Boyd - $18,170; Mr. Carroll - $14,595; Ms. Dicciani - $12,224; Mr. Gerber - $8,640; Mr. Malone - $17,887; Mr. Martin - $26,853; and Ms. Reed - $24,165.

Directors who received dividend equivalents attributable to their stock equivalents account under the Directors' Deferred Compensation Plan are: Mr. Al Khayyal - $2,251; Mr. Bennett - $17,141; Mr. Boyd - $26,332; Mr. Carroll - $18,606; Ms. Dicciani - $9,817; and Ms. Reed - $13,132.

Directors who received dividend equivalents attributable to their deferred RSUs under the Directors' Deferred Compensation Plan are: Mr. Al Khayyal - $9,725; Mr. Albrecht - $4,842; Mr. Bennett - $16,680; Mr. Boyd - $16,680; Mr. Carroll - $16,680; Ms. Dicciani - $15,141; Mr. Grubisich - $13,861; Mr. Martin - $15,141; and Ms. Reed - $16,680.

Stock Ownership Information

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers to file reports of holdings and transactions in Halliburton stock with the SEC and the NYSE. Based on our records and other information, we believe that in 2017 our Directors and our officers who are subject to Section 16 met all applicable filing requirements, except Ms. Myrtle Jones, Senior Vice President – Tax, who in 2018 filed a late Form 4 to report the gifting of shares to a charity.

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth beneficial ownership information about persons or groups that own or have the right to acquire more than 5% of our common stock, based on information contained in Schedules 13G filed with the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	63,837,070[1]	7.3%
Capital Research Global Investors 333 South Hope Street, Los Angeles, CA 90071	46,260,129[2]	5.3%
The Vanguard Group 100 Vanguard Blvd, Malvern, PA 19355	62,254,104[3]	7.1%

(1) BlackRock, Inc. is a parent holding company and is deemed to be the beneficial owner of 63,837,070 shares. BlackRock has sole power to vote or to direct the vote of 55,083,912 shares and has sole power to dispose or to direct the disposition of 63,837,070 shares. BlackRock has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 63,837,070 shares.

(2) Capital Research Global Investors is a financial services company and is deemed to be the beneficial owner of 46,260,129 shares. Capital Research Global Investors has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 46,260,129 shares.

(3) The Vanguard Group is an investment adviser and is deemed to be the beneficial owner of 62,254,104 shares. The Vanguard Group has sole power to vote or to direct the vote of 1,243,327 shares and has sole power to dispose or to direct the disposition of 60,800,424 shares. The Vanguard Group has shared power to vote or to direct the vote of 241,318 shares and has shared power to dispose or to direct the disposition of 1,453,680 shares.

The following table sets forth information, as of March 7, 2018, regarding the beneficial ownership of our common stock by each Director, each Named Executive Officer, and by all Directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership		
Name of Beneficial Owner or Number of Persons in Group	Sole Voting and Investment Power [1] [2] [3]	Shared Voting or Investment Power	Percent of Class
Abdulaziz F. Al Khayyal	0		*
William E. Albrecht	8,000		*
Alan M. Bennett	27,236		*
James R. Boyd	47,236		*
James S. Brown	407,170		*
Milton Carroll	20,271		*
Nance K. Dicciani	19,843		*
Murry S. Gerber	55,161		*
José C. Grubisich	0		*
David J. Lesar	1,455,623	115,847[4]	*
Robert A. Malone	28,941		*
J. Landis Martin	96,764[5]		*
Jeffrey A. Miller	716,696		*
Lawrence J. Pope	415,262		*
Joe D. Rainey	420,983		*
Debra L. Reed	33,562		*
Robb L. Voyles	354,699		*
Christopher T. Weber	64,628		*
Shares owned by all current Directors and executive officers as a group (23 persons)	4,617,648		*

* Less than 1% of shares outstanding.

(1) The table includes shares of common stock eligible for purchase pursuant to outstanding stock options within 60 days of March 7, 2018, for the following: Mr. Brown – 284,201; Mr. Lesar – 931,035; Mr. Miller – 260,101; Mr. Pope – 232,934; Mr. Rainey – 210,000; Mr. Voyles – 145,667; and five unnamed executive officers – 209,867. Until the options are exercised, these individuals will not have voting or investment power over the underlying shares of common stock, but will only have the right to acquire beneficial ownership of the shares through exercise of their respective options. The table also includes restricted shares of common stock over which the individuals have voting power but no investment power.

(2) The table does not include restricted stock units (RSUs) held by non-management Directors or stock equivalent units (SEUs) held by non-management Directors under the Directors' Deferred Compensation Plan for the following (RSUs/SEUs): Mr. Al Khayyal – 15,780 / 3,932; Mr. Albrecht – 8,933 / 0; Mr. Bennett – 25,535 / 25,912; Mr. Boyd – 25,535 / 36,928; Mr. Carroll – 25,535 / 27,645; Ms. Dicciani – 25,502 / 13,767; Mr. Gerber – 10,280 / 0; Mr. Grubisich – 21,580 / 0; Mr. Malone – 10,280 / 0; Mr. Martin – 25,502 / 0; and Ms. Reed – 25,535 / 20,169. Until the underlying shares of common stock are distributed with respect to the RSUs or SEUs, non-management Directors will not have voting or investment power over such shares. No shares of common stock with respect to RSUs will be distributed within 60 days of March 7, 2018, unless the Board in its discretion vests the RSUs upon a non-management Director's separation of service from the Board. No shares of common stock with respect to SEUs will be distributed within 60 days of March 7, 2018, because such shares are distributed in January of the year following the year the non-management Director has a separation of service from the Board.

(3) The table does not include the following restricted stock units (RSUs) held by Mr. Brown and Mr. Lesar: Mr. Brown – 108,743, and Mr. Lesar – 326,229. Until the underlying shares of common stock, where applicable, are distributed with respect to the RSUs, they do not have voting or investment power over such shares.

(4) Shares held by Mr. Lesar's spouse. Mr. Lesar disclaims the beneficial ownership of these shares.

(5) Includes 61,602 shares held by Martin Enterprises LLC. Mr. Martin is the sole manager, and Mr. Martin and trusts (of which Mr. Martin is the sole trustee) formed solely for the benefit of his children, are the sole members of Martin Enterprises LLC.

Proposal No. 2 Ratification of Selection of Principal Independent Public Accountants

The Audit Committee is responsible for the appointment, compensation, retention, oversight of the work, and evaluation of the principal independent public accountants retained to audit our financial statements. The Audit Committee and Board have approved the selection of KPMG LLP as our principal independent public accountants to examine our financial statements and books and records for the year ended December 31, 2018, and a resolution will be presented at the Annual Meeting to ratify this selection. Representatives of KPMG are expected to be present at the Annual Meeting and be available to respond to appropriate questions from stockholders.

KPMG began serving as our principal independent public accountants for the year ended December 31, 2002. The Audit Committee routinely reviews the performance and retention of our independent public accountants, including an evaluation of service quality, the nature and extent of non-audit services, and other factors required to be considered when assessing independence from Halliburton and its management. The Audit Committee also periodically considers whether there should be a rotation of the principal independent public accountants. The Audit Committee and Board believe that the continued retention of KPMG to serve as our principal independent public accountants for the year ended December 31, 2018, is in the best interests of Halliburton and our stockholders.

As a matter of good corporate governance, however, the Audit Committee has decided to submit a request for proposal to several public accounting firms, including KPMG, to serve as our principal independent public accountants for the year ending December 31, 2019. At the conclusion of the process, the Audit Committee may engage KPMG or select another firm as our principal independent public accountants for the year ending December 31, 2019. Any decision to select new principal independent public accountants will be submitted for ratification at next year's Annual Meeting of Stockholders.

The affirmative vote of the holders of a majority of the shares of our common stock represented at the Annual Meeting and entitled to vote on the matter is needed to approve the proposal.

If the stockholders do not ratify the selection of KPMG, the Board will reconsider the selection of independent public accountants.

✓ THE BOARD OF DIRECTORS RECOMMENDS A **VOTE FOR** RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS PRINCIPAL INDEPENDENT PUBLIC ACCOUNTANTS TO EXAMINE OUR FINANCIAL STATEMENTS AND BOOKS AND RECORDS FOR THE YEAR ENDING DECEMBER 31, 2018.

Audit Committee Report

We operate under a written charter, a copy of which is available on Halliburton's website at *www.halliburton.com*. As required by the charter, we review and reassess the charter annually and recommend any changes to the Board for approval.

Halliburton's management is responsible for preparing Halliburton's financial statements and the principal independent public accountants are responsible for auditing those financial statements. The Audit Committee's role is to provide oversight of management in carrying out management's responsibility and to appoint, compensate, retain, oversee the work of, and evaluate the principal independent public accountants. The Audit Committee is not providing any expert or special assurance as to Halliburton's financial statements or any professional certification as to the principal independent public accountants' work.

In fulfilling our oversight role for the year ended December 31, 2017, we:

- reviewed and discussed Halliburton's audited financial statements with management;
- discussed with KPMG LLP, Halliburton's principal independent public accountants, the matters required by Auditing Standard 1301 relating to the conduct of the audit;
- received from KPMG the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding KPMG's independence;
- evaluated KPMG's service quality; and
- discussed with KPMG its independence and reviewed other matters required to be considered under Securities and Exchange Commission rules regarding KPMG's independence.

Based on the foregoing, we recommended to the Board that the audited financial statements be included in Halliburton's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Alan M. Bennett
James R. Boyd
Nance K. Dicciani
Murry S. Gerber
José C. Grubisich

Fees Paid to KPMG LLP

During 2016 and 2017, we incurred the following fees for services performed by KPMG LLP.

	2016	2017
	(In millions)	(In millions)
Audit fees	$ 10.5	$ 10.7
Audit-related fees	0.2	0.2
Tax fees	3.5	0.9
TOTAL	**$ 14.2**	**$ 11.8**

Audit Fees

Audit fees represent the aggregate fees for professional services rendered by KPMG for the integrated audit of our annual financial statements for the fiscal years ended December 31, 2016, and December 31, 2017. Audit fees also include the audits of many of our subsidiaries in regards to compliance with statutory requirements in foreign countries and reviews of our financial statements included in the Forms 10-Q we filed during fiscal years 2016 and 2017.

Audit-Related Fees

Audit-related fees were incurred for assurance and related services that are traditionally performed by the independent public accountant. These services primarily include attestation engagements required by contractual or regulatory provisions and employee benefit plan audits.

Tax Fees

The aggregate fees for tax services primarily consisted of international tax compliance and tax return services related to our expatriate employees. In 2016, tax compliance and preparation fees total $2.3 million and tax advisory fees total $1.2 million and in 2017, tax compliance and preparation fees total $0.4 million and tax advisory fees total $0.5 million.

Fee Approval Policies and Procedures

The Audit Committee has established a written policy that requires the approval by the Audit Committee of all services provided by KPMG as the principal independent public accountants that examine our financial statements and books and records and of all audit services provided by other independent public accountants. Prior to engaging KPMG for the annual audit, the Audit Committee reviews a Principal Independent Public Accountants Auditor Services Plan. KPMG then performs services throughout the year as approved by the Committee. KPMG reviews with the Committee, at least quarterly, a projection of KPMG's fees for the year. Periodically, the Audit Committee approves revisions to the plan if the Committee determines changes are warranted. Our Audit Committee also considered whether KPMG's provision of tax services as reported above are compatible with maintaining KPMG's independence as our principal independent public accountants. All of the fees described above for services provided by KPMG were approved in accordance with the policy.

Proposal No. 3   Advisory Approval of Executive Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, our stockholders are being presented with the opportunity to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement. As reaffirmed by our stockholders at the 2017 Annual Meeting of Stockholders, consistent with our Board's recommendation, we are submitting this proposal for a non-binding vote on an annual basis.

As described in detail under Compensation Discussion and Analysis, our executive compensation program is designed to attract, motivate, and retain our named executive officers, who are critical to our success. Under the program, our named executive officers are rewarded for the achievement of specific annual, long-term and strategic goals, corporate goals, and the realization of increased stockholder returns. Please read Compensation Discussion and Analysis for additional details about our executive compensation program, including information about the fiscal year 2017 compensation of our named executive officers.

The Compensation Committee continually reviews the compensation program for our named executive officers to ensure the program achieves the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. We believe our executive compensation program achieves the following objectives identified in Compensation Discussion and Analysis:

- Provide a clear and direct relationship between executive pay and our performance on both a short-term and long-term basis;
- Emphasize operating performance drivers;
- Link executive pay to measures that drive stockholder returns;
- Support our business strategies; and
- Maximize the return on our human resource investment.

We are asking our stockholders to indicate their support for our named executive officers' compensation as described in this proxy statement and ask that our stockholders vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to Halliburton's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved."

The say-on-pay vote is advisory and, therefore, not binding on us, our Board, or our Compensation Committee. Our Board and our Compensation Committee value the opinions of our stockholders. To the extent there is any significant vote against the named executive officers' compensation as disclosed in this proxy statement, the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

✓ THE BOARD OF DIRECTORS RECOMMENDS A **VOTE FOR** THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

Compensation Discussion and Analysis

2017 CD&A At-A-Glance

This year's CD&A reviews the objectives and elements of Halliburton's executive compensation program and discusses the 2017 compensation earned by our Named Executive Officers (NEOs). It also explains the actions the Compensation Committee took based on its ongoing commitment to consider stockholder feedback and to ensure our senior leadership team continues to deliver the reliable execution and industry-leading growth, margins, and returns that our stockholders expect. During 2017, we:

Continued robust stockholder engagement, with a key focus on executive compensation matters	Contacted our largest stockholders, representing more than 40% of our outstanding common stock
Successfully executed on the Chief Executive Officer (CEO) succession and leadership transition plan	Seamlessly transitioned Mr. Miller into the role of President and CEO
Revamped the provisions of Mr. Lesar's executive agreement	Eliminated the severance benefit of five times salary upon termination and added a four-year non-compete and non-solicitation provision
Implemented robust restrictive covenants in executive agreements for all of our NEOs	Added substantial non-compete/non-solicitation provisions

2017 was an exceptional year for Halliburton and our stockholders, with the Company outperforming our direct peers, the Oilfield Services Index (OSX), and our performance peer group both in terms of Total Stockholder Return (TSR) and Return on Capital Employed (ROCE). As a result, the CEO and other NEOs achieved challenge level payouts under both our Annual Performance Play Plan and our Performance Unit Plan. More information about all of these actions, our 2017 business achievements, and the resulting compensation actions taken by the Compensation Committee are summarized in the following narrative. TSR is a measure of stock price performance which is calculated based on the growth in stock price over a set period and adjusted for stock splits, dividends, rights offerings, and spin-offs. The components of ROCE are described under Pay for Performance Analysis.

2017 Named Executive Officers

Name	Age	Occupation
Jeffrey A. Miller	54	President and Chief Executive Officer
Christopher T. Weber	45	Executive Vice President and Chief Financial Officer
James S. Brown	63	President - Western Hemisphere
Lawrence J. Pope	50	Executive Vice President, Administration and Chief Human Resources Officer
Joe D. Rainey	61	President - Eastern Hemisphere
Robb L. Voyles	60	Executive Vice President, Secretary and General Counsel
David J. Lesar	64	Executive Chairman of the Board
Mark A. McCollum[1]	59	Former Executive Vice President and Chief Financial Officer

(1) *Effective as of March 6, 2017, Mr. McCollum resigned his position as our Chief Financial Officer and as an employee.*

Key Activities and Changes in 2017

Stockholder Outreach Efforts

Seeking feedback from our stockholders on a regular basis is a critical part of our approach to managing our executive compensation program. Halliburton maintains open communication with the investment community. During 2017, members of our senior management team participated in over 50 investor meetings and 18 conferences. This cadence of stockholder engagement is in addition to the input we receive through our annual advisory vote on executive compensation (say-on-pay) and targeted outreach efforts.

In response to input from our stockholders over the last few years, we've made several adjustments to our executive compensation program — including placing heavier weight on performance-based incentives and being more transparent about our target setting process, metric selection rationale, and the associated payout calculations under our short- and long-term incentive plans.

In May 2016, we announced the termination of the merger with Baker Hughes Incorporated. We understand that the 2017 say-on-pay vote reflected some investor dissatisfaction with this decision. The vote sparked a targeted stockholder outreach campaign led by senior management that solicited feedback on topics including company strategy and performance, HS&E, governance, succession planning, and executive compensation. We contacted our largest stockholders, representing more than 40% of our outstanding common stock. We also took into account the feedback of the proxy advisory firms. We continue to maintain an open dialogue with our stockholders to help ensure that the Board and management have a regular pulse of investor perspectives.

Discussing our compensation program during a time of leadership transition and business volatility was extremely valuable:

- **We validated the philosophy, objectives, and design of our program.** While some stockholders expressed concern about the termination of the merger with Baker Hughes, they are highly supportive of our overall program design and its significant emphasis on performance-based pay. We received positive feedback about the mix of equity in our long-term incentives and the use of ROCE as the primary performance measure in our long-term incentive plan.

- **We gained a better understanding of where we can be more transparent.** Stockholders sought clarity around the Board's steps to protect the stability of the senior leadership team on a go-forward basis – specifically the details of Mr. Lesar's transition package and the safeguards put in place to retain the other NEOs.

CEO Succession and Leadership Transition Plan

Jeffrey A. Miller



President and CEO as of June 1, 2017

On June 1, 2017, Jeffrey A. Miller was named President and CEO of Halliburton. Mr. Miller's promotion was part of a vigorous management succession strategy of the Board. Mr. Miller succeeded David J. Lesar, who will continue to serve as Executive Chairman.

As President and CEO, Mr. Miller has fully assumed the day-to-day leadership and management of the Company. He is also responsible for the planning and execution of Halliburton's strategic direction, financial objectives, and technology development along with Halliburton's management team who reports directly to him. Mr. Miller has worked closely with Mr. Lesar for over 20 years, which greatly facilitated the smooth transition of roles. Mr. Miller joined Halliburton in 1997 and has since served in several leadership roles, including Chief Operating Officer until 2014 when he was named President and appointed to our Board. In connection with his promotion to President and CEO:

- Mr. Miller's annual base salary was increased from $1 million to $1.3 million;
- He received an award of 150,000 shares of restricted stock, which vest 100% five years from the date of grant; and
- Mr. Miller entered into a new employment agreement with the Company, which contains a four-year non-compete and non-solicitation provision post separation.

David J. Lesar



Executive Chairman

As Executive Chairman, Mr. Lesar will focus on leadership of the Board and the strategic direction of the Company, actively engage with stockholders, and advise the Halliburton management team. In connection with his new role:

- Mr. Lesar's annual base salary was decreased from $1.75 million to $1 million;
- Based in part on input from our stockholders, Mr. Lesar entered into a new employment agreement containing a four-year non-compete and non-solicitation provision post separation, which was not included in his prior agreement; and
- Under the terms of his new agreement, Mr. Lesar relinquished his right to receive five times his annual base salary upon termination as provided in his prior employment agreement.

As consideration for the agreement, Mr. Lesar is entitled to receive a $2 million cash payment and one-half of the value of a $15 million equity grant in the form of Halliburton common stock, provided that he remains employed by us through December 31, 2018, or his employment is earlier terminated, other than for early retirement, cause, or breach of his fiduciary duty by knowingly or recklessly engaging in a material violation of a U.S. federal or state law, or failing to supervise an employee who substantially participated in such a violation (a fiduciary violation). The remaining one-half of the equity grant will be valued on the termination date and paid in four equal annual installments beginning on the first anniversary of his termination, provided that he remains in compliance with the agreement.

As Messrs. Miller and Lesar transitioned into their responsibilities, the Board recognized the need to keep our management team focused and stable, especially given that other oilfield services companies have aggressively recruited our NEOs and other executives in the past. In fact, over twenty-five of our former executives have departed to become CEOs and/or senior executives of other oilfield services companies. To this end, we entered into new employment agreements with our NEOs that contain more-restrictive non-compete and non-solicitation provisions and provide restricted stock grants to ensure the NEOs continued service to the company.

Mr. Brown's new employment agreement contains a three year non-compete and non-solicitation provision post separation. As consideration for the agreement, Mr. Brown is entitled to receive one-half of the value of a $5 million equity grant in the form of Halliburton common stock, provided that he remains employed by us through his normal retirement date of December 31, 2019, or his employment is earlier terminated, other than for early retirement, cause, or a fiduciary violation. The remaining one-half of the equity grant will be valued on the termination date and paid in three equal annual installments beginning on the first anniversary of his termination, provided that he remains in compliance with the agreement.

Messrs. Pope, Rainey, and Voyles each entered into new employment agreements that contain two year non-compete and non-solicitation provisions post separation and were granted restricted stock with a grant date value of $2.5 million, which vests 100% five years from the date of grant.

Robust Restrictive Covenants

To ensure continuity and to protect stockholders' interests, the Board negotiated new, stricter employment agreements with all of our NEOs that include substantial non-compete and non-solicitation provisions post separation. All of the new agreements:

State the length of the non-compete / non-solicitation period

Periods range from two years to four years following separation, as summarized below:

Name	Non-Compete/Non-Solicitation Period	
	Prior	New
Jeffrey A. Miller	2 years	4 years
Christopher T. Weber	N/A	2 years
James S. Brown	Not included	3 years
Lawrence J. Pope	2 years	2 years
Joe D. Rainey	2 years	2 years
Robb L. Voyles	2 years	2 years
David J. Lesar	Not included	4 years

Name companies for whom NEOs may not work during the non-compete / non-solicitation period

The NEOs cannot work anywhere in the world for the following companies (or any companies owned or controlled by them): Baker Hughes, a GE company, BJ Services, Black Mountain Oil and Gas, C&J Energy Services, Calfrac Well Services Ltd., Expro International Group, Plc., Exterran Holding Inc, FTS International, General Electric, Keane Group, Liberty, Nabors Industries Ltd, National Oilwell Varco, Inc., Noble Corporation, Patterson-UTI Energy, Inc., ProPetro Services, Inc., RockPile Energy Services, RPC, Inc. (Cudd Energy Services), Schlumberger Ltd, Superior Energy Services, Inc., Tidewater Inc., Trican, Transocean Ltd., U.S. Well Services, and Weatherford International Ltd.

Include a geographic market restriction

During the non-compete/non-solicitation period, Messrs. Lesar and Brown cannot work in any business operating in North America or in Halliburton's top ten revenue producing countries outside of North America that offers, sells, or provides equipment, products, or services sold by us in our major product service lines — completion, production enhancement, cementing, and drilling. The other NEOs' geographic restriction was expanded to include all equipment, products, or services sold by us.

Prohibit NEOs from soliciting current and former Halliburton employees

The NEOs may not solicit individuals currently employed by us to leave our company at any time during the non-compete/non-solicitation period. Additionally, the NEOs cannot solicit anyone formerly employed by us during the six-month period before or after separation to affiliate with another employer.

2017 Overview

Our business strengthened during 2017. We grew our global market share and moved quickly to reactivate equipment in North America to meet customer demand and enhance overall margins. We continued to focus on cost efficiencies and aligning our business with customers in the fastest growing market segments to collaborate and engineer solutions to maximize their asset value.

The diligence of the senior leadership team and remarkable execution by our employees worldwide, combined with the rigorous goals set by the Board of Directors to keep management focused on creating long-term value for our stockholders, drove exceptional results for the 2017 performance year:

- We generated $20.6 billion of total company revenue, a 30% increase from 2016, with our Completion and Production segment improving 47% and our Drilling and Evaluation segment improving 8%. These results were primarily driven by increased activity, utilization, and pricing in the U.S. land market associated with stimulation, well completion, and drilling services.

- We improved our North America and Completion and Production operating margins by over 1,000 basis points from 2016 levels, continuing to execute on our strategy of achieving normalized margins.

- We acquired three businesses, Summit ESP, Ingrain Inc., and Optimization Petroleum Technology. The additions of these three businesses strengthen our artificial lift, wireline, and Landmark portfolios for our global customers.

- We continued to focus on cash flow execution, generating approximately $2.5 billion in operating cash flow, retiring $1.4 billion in debt, and maintaining our dividend rate with a total payment of approximately $626 million in dividends to our stockholders.

- We delivered superior TSR over the one-, three-, and five-year period ending December 31, 2017, relative to our direct peers, the OSX, and our performance peer group. The details are depicted in the chart below:

Total Stockholder Return (TSR)
(In percentages)



The graph below depicts the outperformance of our global and North America revenue in 2017 relative to the global and North America rig count, in addition to the West Texas Intermediate (WTI) price of crude oil.



Results of 2017 Advisory Vote on Executive Compensation

Consistent with our stockholders' preference, we submit our executive compensation program to an advisory vote annually. In 2017, our compensation program received the support of 66% of the total votes cast at our Annual Meeting, lower than we would prefer and below the support we have received in the past. In response, we solicited feedback from our stockholders on topics including company strategy and performance, HS&E,

governance, succession planning, and executive compensation. The feedback from this stockholder engagement effort indicated that our overall compensation program design is supported by our stockholders. For this and other reasons, the Compensation Committee determined that the overall structure of the compensation program is sound and closely aligns the interests of both company management and our stockholders.

Our Executive Compensation Program Objectives

Our executive compensation program is designed to achieve the following objectives:

- Provide a clear and direct relationship between executive pay and our performance on both a short-term and long-term basis;

- Emphasize operating performance drivers;
- Link executive pay to measures that drive stockholder returns;
- Support our business strategies; and
- Maximize the return on our human resource investment.

Good Compensation Governance Practices At-A-Glance

Compensation Practice	Pursued at Halliburton?		More information
Pay for performance	YES.	The majority of our NEO compensation is performance based.	p33
Alignment between long-term objectives and the creation of stockholder value	YES.	Long-term incentives are at-risk and reward the achievement of value creation and performance goals while aligning management with stockholders' interests.	p36
Benchmarking against a relevant peer group	YES.	The Compensation Committee reviews market data for peer group companies as well as general industry surveys.	p32
Independent, External Compensation Consultant	YES.	Pearl Meyer provides executive compensation consulting services to the Committee.	p31
Stock Ownership Requirements	YES.	Robust executive and director stock ownership requirements.	p15 and 40
Hedging and Pledging Policy	YES.	Executives and directors are prohibited from hedging and pledging company stock, except for pre-approved charitable donation purposes.	p40
Clawback Policy	YES.	Our policy provides for the forfeiture, recovery, or reimbursement of incentive plan awards. We also report to stockholders if any clawback occurred.	p15 and 40
Annual "Say-on-Pay" vote	YES.		p29
Repricing of underwater stock options	NO.	We prohibit repricing.	
Exchange underwater options	NO.	We prohibit the buyout or exchange of underwater options.	
Liberal stock or option recycling	NO.	We prohibit liberal stock and option recycling.	
Excise tax gross-ups	NO.	We do not provide for excise tax gross-ups.	p52
Guaranteed bonuses or uncapped incentives	NO.	We do not provide guaranteed bonuses or uncapped incentives.	

Elements of our Executive Compensation Program for Fiscal 2017

Halliburton's executive compensation program is composed of base salary, a short-term incentive, and long-term incentives, each of which is described below:

	Reward Element	Objective	Key Features	How Award Value is Calculated	2017 Decisions
FIXED	**Base Salary**	Compensates executives based on their responsibilities, experience, and skillset.	Fixed element of compensation paid in cash.	Reviewed against individual's level of skill, experience, and responsibilities. Benchmarked against a group of comparably sized corporations and industry peers.	Four NEOs' base salaries were reinstated to pre-reduction levels. Two NEOs' base salaries were increased and one NEO had his base salary reduced. (Page 34)
AT RISK	**Short-Term Incentive**	To motivate and incentivize performance over a one-year period.	Award value and measures are reviewed annually. Targets are set at the beginning of the year.	Performance is measured against Cash Value Added (CVA) performance measures.	Award values were targeted at the market median for 2017. (Page 35)
	Long-Term Incentives	To motivate and incentivize sustained performance over the long-term. Aligns interests of our NEOs with long-term stockholders.	Value is delivered 50% performance units; 35% restricted stock; and 15% stock options. Performance units are measured over three years against targets set at the beginning of the performance period.	Restricted stock and stock options have time-based vesting and value is driven by our share price. The 2017 performance units are measured against ROCE performance relative to Performance Peers.	Awards were targeted at the market median for 2017. (Page 36)

As illustrated below, the majority of our CEO's and NEOs' total direct compensation opportunity is performance-based, at-risk, and long-term. The graphs depict the mix of total target direct compensation set for our NEOs during 2017 excluding the one-time restricted stock grants for promotion and retention.

CEO Compensation Mix



15% Stock Options
10% Base Salary
12% CVA
90% AT-RISK COMPENSATION
34% Restricted Stock
29% Performance Units

Other NEO Compensation Mix[1]



9% Stock Options
14% Base Salary
26% Restricted Stock
18% CVA
86% AT-RISK COMPENSATION
33% Performance Units

(1) *Reflects the compensation mix of NEOs other than Mr. McCollum who resigned his position as Chief Financial Officer and as an employee on March 6, 2017.*

Setting Executive Compensation

Role of the Compensation Committee

The Compensation Committee oversees the executive compensation program and has overall responsibility for making final decisions about total compensation for all of the NEOs. As part of its annual process, the Committee works closely with senior management (as appropriate) and its independent compensation consultant. This process ensures consistency from year to year and adherence to the responsibilities listed in the Committee's Charter, which is available on our website.

Role of the CEO

The CEO does not provide recommendations concerning his own compensation, nor is he present when his compensation is discussed by the Committee. The Committee, with input from its independent compensation consultant, discusses the elements of his compensation in executive session and makes a recommendation to all of the non-management members of the Board for discussion and final approval. At the Committee's request, a member of our management team may attend the executive session to answer questions from the Committee.

The CEO, with input from the Committee's independent compensation consultant, assists the Committee in setting compensation for the other NEOs.

The following recommendations are made to the Committee for each NEO:

- **Base salary adjustments,** taking into account comparator peer group data, and the NEO's individual performance and role within the Company.

- **Performance measures, target goals, and award schedules** for incentive opportunities under our Annual Performance Pay Plan and Performance Unit Plan, with performance targets being set relative to the projected business cycle and business plan.
- **Restricted stock and stock option awards** made under the Stock and Incentive Plan, including developing and providing specific recommendations to the Committee on the aggregate number and types of shares to be awarded annually, reviewing the rationale and guidelines for annual stock awards, and recommending changes to the grant types, when appropriate.
- **Retirement awards,** which are calculated by an external actuary, under the Halliburton Company Supplemental Executive Retirement Plan, or SERP.

Use of Independent Consultants and Advisors

The Committee engaged Pearl Meyer as its independent compensation consultant during 2017. Pearl Meyer does not provide any other services to us. The primary responsibilities of the independent compensation consultant were to:

- Provide independent and objective market data;
- Conduct compensation analysis;
- Recommend potential changes to the comparator peer group and performance peer group;
- Recommend plan design changes;

- Advise on risks associated with compensation plans; and
- Review and advise on pay programs and pay levels.

These services are provided as requested by the Committee throughout the year. Based on their review of our executive compensation program, Pearl Meyer concluded that our compensation plans do not appear to present any material risks to the Company or its stockholders in the design, metrics, interaction between incentive plans, or administration of the Company's incentive plans.

Role of Benchmarking, Peer Companies, and Market Data

The Committee regularly assesses the market competitiveness of the Company's executive compensation program based on data from a comparator peer group. The companies comprising the comparator peer group are selected based on the following considerations:

- Market capitalization;
- Revenue and number of employees;
- Global impact and reach; and
- Industry affiliation.

Industry affiliation includes companies that are involved in the oil and natural gas and energy services industries. The comparator peer group is reviewed annually by the Committee to ensure relevance, with data provided to the Committee by the independent compensation consultant.

The 2017 comparator peer group was composed of the following peer companies within the energy industry, as well as selected companies representing general industry. This peer group was utilized to determine market levels of total compensation for the 2017 calendar year and is unchanged from 2016:

3M Company	Hess Corporation
Anadarko Petroleum Corporation	Honeywell International Inc.
Apache Corporation	Johnson Controls International plc
Baker Hughes, a GE Company	National Oilwell Varco, Inc.
Caterpillar Inc.	Occidental Petroleum Corporation
ConocoPhillips	Raytheon Company
Deere and Company	Schlumberger Limited
Emerson Electric Co.	Transocean Ltd.
Fluor Corporation	Weatherford International plc

Because of variances in market capitalization and revenue size among the companies comprising our comparator peer group, the market data is size adjusted by revenue as necessary so that it is comparable with our trailing 12 months revenue. These adjusted values are used as the basis of comparison of compensation between our executives and those of the comparator peer group.

Total compensation for each NEO is structured to target market competitive pay levels in base salary and short- and long-term incentive opportunities. We also place an emphasis on variable pay at risk, which enables this compensation structure to position actual pay above or below the 50th percentile of our comparator peer group depending on performance.

A consistent pre-tax, present value methodology is used in assessing stock-based and other long-term incentive awards, including the Black-Scholes model used to value stock option grants.

The independent compensation consultant gathers and performs an analysis of market data for each NEO, comparing each of their individual components of compensation, as well as total compensation to that of the comparator peer group. This competitive analysis consists of comparing the market data of each of the pay elements and total compensation at the 25th, 50th, and 75th percentiles of the comparator peer group to current compensation for each of the NEOs.

Pay for Performance Analysis

As part of its analysis, the Committee reviews one-, three-, and five-year pay for performance against our performance peer group. The review examines the degree of alignment between our ROCE performance compared to the ROCE performance of our performance peer group and our CEO's realizable compensation relative to the realizable compensation of the CEOs in our comparator peer group. We used compensation data as of December 31, 2016, for the total realizable compensation calculation which is the most current information available at the time of the Committee's review.

$$\text{ROCE} = \frac{\text{Net income} + \text{After-tax interest expense}}{\text{Stockholders' equity (average of beginning and end of period)} + \text{Debt (average of beginning and end of period)}}$$

Total realizable compensation consisted of the following:

- base salary paid;
- cash incentive payouts;
- in-the-money value of stock options grants during the one-, three-, or five-year period valued as of December 31, 2016;
- face value of restricted stock grants during the one-, three-, or five-year period valued as of December 31, 2016; and
- for performance-based awards, (i) target value for awards still outstanding as of December 31, 2016, and (ii) realized value for performance periods beginning and ending within the one-, three-, or five-year period.

This analysis demonstrated the following:

HAL ROCE Performance for One-Year Period ending December 31, 2017	HAL CEO Total Realizable Compensation for One-Year Period ending December 31, 2016
71st percentile	63rd percentile

HAL ROCE Performance for Three-Year Period ending December 31, 2017	HAL CEO Total Realizable Compensation for Three-Year Period ending December 31, 2016
79th percentile	79th percentile

HAL ROCE Performance for Five-Year Period ending December 31, 2017	HAL CEO Total Realizable Compensation for Five-Year Period ending December 31, 2016
93rd percentile	79th percentile

The Committee selected ROCE rather than TSR for this analysis because it:

- Is the best indicator of long-term performance;
- Reinforces the Company's objective for sustained long-term performance and value creation;
- Measures our profitability, as well as the efficiency by which we deploy capital;
- Is tracked and understood by our stockholders;
- Ties a part of a NEO's long-term incentive opportunity to the achievement of challenging relative ROCE targets, which will help to increase revenue, improve margins, and maintain focus on cost control; and
- Provides our management team with clear line of sight to financial results.

Based on the foregoing analysis, the Committee determined that our pay and performance are appropriately aligned.

Determination of CEO and NEO Target Total Compensation

When determining target total compensation for the CEO, the Committee takes into consideration competitive market pay levels for the CEOs in the comparator peer group. The Committee also considers the CEO's performance and accomplishments in the areas of business development and expansion, management succession, development and retention of management, ethical leadership, and the achievement of financial and operational objectives.

Each year, our CEO and the members of the Board agree upon a set of objectives addressing the following areas specified in our Corporate Governance Guidelines:

- Leadership and vision;
- Integrity;
- Keeping the Board informed on matters affecting Halliburton;
- Performance of the business;
- Development and implementation of initiatives that provide long-term economic benefits;
- Accomplishment of strategic objectives; and
- Development of management.

The Board determined that Mr. Miller met these objectives in 2017 through the following achievements:

- Managed through a seamless CEO transition (leadership and vision);
- Led the organization through the business cycle through effective stakeholder communication and maintained high visibility with employees, investors, and customers (leadership and vision);
- Maintained unwavering commitment to our Code of Business Conduct. Our overall Code of Business Conduct process is ranked as best in class across all industries by the Dow Jones Sustainability Index (integrity);
- Communicated regularly with the members of the Board providing status reports and notification of issues of concern, and provided unfettered access to management and subject matter experts (keeping the Board informed);
- Delivered superior relative performance against major competitors in terms of market share gains, relative margins, and return on capital employed for the year ended December 31, 2017. Also, maintained highest TSR over the one-, three-, and five-year period ending December 31, 2017, relative to our direct peers, the OSX, and our performance peer group (performance of the business);
- Maintained unwavering commitment to our Health, Safety and Environment program (performance of the business);
- Continued to lower the Company's effective tax rate (develop and implement initiatives that provide long-term economic benefits);
- Continued our international diversification by strengthening our international business and capitalizing on strategic merger and acquisition opportunities (accomplishment of strategic objectives); and
- Exposed the next generation of management to the Board, further enhanced the management/employee succession process, and focused senior management on talent development and diversity initiatives (development of management).

Other NEO compensation is determined similar to that of the CEO by evaluating each NEO's performance and considering the market competitive pay levels of the comparator peer group for the NEO's position.

2017 Executive Compensation Outcomes

Base Salary

The Committee generally targets base salaries at the median of the comparator peer group; however, the Committee also considers the following factors when setting base salary:

- Level of responsibility;
- Experience in current role and equitable compensation relationships among internal peers;
- Performance and leadership; and
- External factors involving competitive positioning, general economic conditions, and marketplace compensation trends.

No specific formula is applied to determine the weight of each factor.

Salary reviews are conducted annually to evaluate each executive; however, individual salaries are not necessarily adjusted each year. In order to manage fixed costs during the downturn, all of our NEOs' base salaries were reduced on April 1, 2015. These reductions continued through 2016 until they were restored to their pre-reduction levels on January 1, 2017. Additionally, the Committee approved the following base salary adjustments during 2017:

- Mr. Miller received a 30% increase in annual base salary ($1,000,000 to $1,300,000) on June 1, 2017, to reflect his promotion to President and CEO;
- Mr. Voyles received a 14.3% increase in annual base salary ($721,800 to $825,000) on March 1, 2017, to reflect his additional responsibilities as the Interim Chief Financial Officer; and
- Mr. Lesar's annual base salary was reduced by approximately 43% ($1,750,000 to $1,000,000) on June 1, 2017, to reflect his transition into the Executive Chairman role.

Base pay amounts for 2017 for all NEOs are listed in the Summary Compensation Table. Mr. Weber's starting base salary was $650,000. The Summary Compensation Table reflects the salary earned after he began working for us on June 22, 2017.

Short-term (Annual) Incentive

The Annual Performance Pay Plan is designed to reward executives and other key members of management for improving financial results that drive the creation of economic value for our stockholders and provide a means to connect individual cash compensation directly to our performance. It is administered in accordance with the terms of the Stock and Incentive Plan.

The Annual Performance Pay Plan provides an incentive to our NEOs to generate more earnings than normally expected by the investors who have provided us with capital to grow our business. We measure achievement of this objective using Cash Value Added, or CVA. CVA is a financial measurement that demonstrates the amount of economic value added to our business.

The Committee selected CVA as the sole financial measure upon which to base our Annual Performance Pay Plan because it is a key measure on which we set our performance expectations for the year and we believe it is a proven driver of value creation for stockholders of the Company. However, the Committee also considers other business performance factors that are important to our investors, including health, safety, environment, and service quality, in determining the final payout amounts under the Annual Performance Pay Plan.

$$\text{CVA} = \text{Net Operating Profit After Taxes} - \text{Capital Charge}$$

OPERATING INCOME

+	Interest Income
+	Foreign Currency Gains (Losses)
+	Other Nonoperating Income (Expense), Net
=	**NET OPERATING PROFIT**
−	Income Taxes
=	**NET OPERATING PROFIT AFTER TAXES**

NET INVESTED CAPITAL

X	Weighted Average Cost of Capital
=	**CAPITAL CHARGE**

CVA is computed monthly and aggregated throughout the calendar year. Adjustments in the calculation of the CVA payout may, at times, be approved by the Committee and can include the treatment of unusual items that may have impacted our actual results.

At the beginning of each plan year, the Committee approves an incentive award schedule that equates levels of CVA performance with reward opportunities paid in cash. The performance goals range from "Threshold" to "Target" to "Maximum". Threshold reflects the minimum CVA performance level which must be achieved in order for awards to be earned and Maximum reflects the maximum level that can be earned.

These goals are based on our annual operating plan, as reviewed and approved by our Board, and are set at levels to meet or exceed stockholder expectations of our performance, as well as expectations of the relative performance to our competitors. Given the cyclical nature of our business, our performance goals vary from year to year, which can similarly impact the difficulty in achieving these goals.

The Committee set the 2017 performance goals for our NEOs based on company-wide consolidated CVA results. Threshold CVA was based on 90% of planned Operating Income, Target CVA on 100% of planned Operating Income, and Maximum CVA on 110% of planned Operating Income. Net Operating Profit After Taxes was calculated excluding charges related to U.S. tax reform and a Venezuelan promissory note and accounts receivable, as the impact of these items was unknown when the targets were set in February 2017.

The Committee set the 2017 performance levels, targeted to the market median, for our NEOs based on the company-wide consolidated CVA results:

Metric	Threshold	Target	Maximum	Actual
CVA	-$721 M	-$597 M	-$474 M	-$193 M

Individual incentive award opportunities are established as a percentage of base salary at the beginning of the plan year based on market competitive targets. The maximum amount a NEO can receive is limited to two times the target opportunity level. The level of achievement of annual CVA performance determines the dollar amount of incentive compensation payable to participants following completion of the plan year.

The Committee set incentive award opportunities under the plan as follows:

NEO	Threshold	Target	Maximum
Mr. Miller	50%	125%	250%
Mr. Weber	40%	100%	200%
Mr. Brown	44%	110%	220%
Mr. Pope	40%	100%	200%
Mr. Rainey	44%	110%	220%
Mr. Voyles	40%	100%	200%
Mr. Lesar	60%	150%	300%
Mr. McCollum	40%	100%	200%

Threshold, Target, and Maximum opportunity dollar amounts can be found in the Grants of Plan-Based Awards in Fiscal 2017 table.

Over the past ten years, the Annual Performance Pay Plan achieved Maximum performance levels six times, achieved Target performance level one time, and fell short of the Threshold performance level three times, resulting in no payout.

Long-Term Incentives

The Stock and Incentive Plan is designed to reward consistent achievement of value creation and operating performance goals, align management with stockholder interests, and encourage long-term perspective and commitment. Long-term incentives represent the largest component of total executive compensation opportunity.

Our Stock and Incentive Plan provides for a variety of cash and stock-based awards, including restricted stock and units, nonqualified and incentive stock options, performance shares and units, stock appreciation rights, and stock value equivalents. Under the Stock and Incentive Plan, the Committee may, at its discretion, select from among these types of awards to establish individual long-term incentive awards.

Using a mix of incentive vehicles allows us to provide a diversified yet balanced long-term incentive program that effectively addresses volatility in our industry and in the stock market, in addition to maintaining an incentive to meet performance goals. For 2017, we used the following combination of incentive vehicles:

Vehicle	Weighting	Purpose
Performance Units	50% of Award	Rewards achievement of specific financial goals measured over a three-year performance period
Restricted Stock	35% of Award	Supports leadership retention/stability objectives
Stock Options	15% of Award	Rewards for stock price appreciation

In determining the size of long-term incentive awards, the Committee first considers market data for comparable positions and then may adjust the awards upwards or downwards based on the Committee's review of internal equity. This can result in positions of similar magnitude and pay receiving awards of varying size. The December 6, 2017, restricted stock and stock option awards for each NEO were based primarily on market data and were targeted to the market median.

Our internal stock nomination process under the Stock and Incentive Plan ensures that all award grant dates are prospective and not retroactive. For NEOs, the grant date is the day the Committee determines annual compensation actions, generally in December of each year. However, awards may be approved by the Committee throughout the year as they determine, such as for retention or performance purposes. Exercise prices for stock options are set at the closing stock price on the date of the approved grant.

2015 Cycle Performance Unit Program

The 2015 cycle Performance Unit Program provides NEOs and other selected executives with incentive opportunities based on our consolidated ROCE during a three-year performance period. This program reinforces our objectives for sustained long-term performance and value creation. It also reinforces strategic planning processes and balances short- and long-term decision making.

Based on feedback from our stockholders and to more closely align with our strategy of delivering industry-leading returns across the business cycle, we modified the metrics in our Performance Unit Program to 100% relative ROCE. The program measures ROCE on a relative basis to the results of our performance peer group used for the Performance Unit Program. The three-year performance period aligns this measurement with our and our performance peer group's business cycles.

The performance peer group used for the Performance Unit Program is comprised of oilfield equipment and services companies and domestic and international exploration and production companies. This performance peer group is used for the Performance Unit Program because these companies represent the timing, cyclicality, and volatility of the oil and natural gas industry and provide an appropriate industry group to measure our relative performance against. The peer group, disclosed in our 2016 proxy statement, was used for the 2015 cycle of the Performance Unit Program.

The table below shows the incentive opportunity based on Halliburton's ROCE performance relative to that of our performance peer group. The 2015 cycle of the Performance Unit Program ended on December 31, 2017, and we achieved average ROCE of -2.86%, which was above the 75th percentile of our performance peer group's average ROCE of -6.09% and yielded an award paid at 200% of the target opportunity level.

2015 Cycle - Performance Matrix

Halliburton Ranking vs. Performance Peer Group	Threshold 25th Percentile	Target 50th Percentile	Maximum 75th Percentile
Incentive Opportunity as a % of Target	25%	100%	200%

The NEOs received payments in 2018 as set forth in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. The program allows for rewards to be paid in cash, stock, or a combination of cash and stock. Over the past ten years, the program has achieved Maximum performance levels five times, Target levels four times, and Threshold levels one time.

2017 Cycle Performance Unit Program

The Committee set the performance measures on a 100% relative ROCE basis for the 2017 cycle of the Performance Unit Program, with performance measured for the three-year period ending December 31, 2019.

Cameron International Corporation was removed from the performance peer group for the 2017 cycle due to its acquisition. To ensure stability in the performance peer group going forward, the Committee added two additional oilfield equipment and service companies for the 2017 cycle, Superior Energy Services, Inc. and TechnipFMC.

The performance peer group used for the 2017 Performance Unit Program consists of the following companies:

Anadarko Petroleum Corporation	Nabors Industries Ltd.
Apache Corporation	National Oilwell Varco, Inc.
Baker Hughes, a GE Company	Schlumberger Limited
Chesapeake Energy Corporation	Superior Energy Services, Inc
Devon Energy Corporation	TechnipFMC
Hess Corporation	Transocean Ltd.
Marathon Oil Corporation	Weatherford International plc
Murphy Oil Corporation	The Williams Companies, Inc.

At the end of the three-year performance period, the average ROCE of the Company and the performance peer group will be calculated and percentiles will be determined. The table below details the incentive opportunity based on Halliburton's performance relative to the performance peer group. If Halliburton's relative performance ranking is below the 25th percentile, there will be no payment. If Halliburton's relative performance ranking is between the 25th, 50th, and 75th percentiles, the payout will be interpolated accordingly.

2017 Cycle - Performance Matrix

Halliburton Ranking vs. Performance Peer Group	Threshold 25th Percentile	Target 50th Percentile	Maximum 75th Percentile
Incentive Opportunity as a % of Target	25%	100%	200%

Individual incentive opportunities are established based on market references and the NEO's role within the organization. The Threshold, Target, and Maximum columns under the heading Estimated Future Payouts Under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards in Fiscal 2017 table indicate the potential payout for each NEO under the Performance Unit Program for the 2017 cycle. The potential payouts are performance driven and completely at risk. Actual payout amounts, if any, will not be determined until the three-year cycle closes on December 31, 2019.

Restricted Stock and Stock Options

Our restricted stock and stock option awards are granted under the Stock and Incentive Plan and are listed in the Grants of Plan-Based Awards in Fiscal 2017 table.

Restricted stock grants are generally subject to a graded vesting schedule of 20% per year over five years. However, different vesting schedules may be utilized at the discretion of the Committee. Shares of restricted stock receive dividend or dividend equivalent payments.

Stock option awards vest over a three-year graded vesting period with $33^{1}/_{3}$% of the grant vesting each year. All options are priced at the closing stock price on the date the grant is approved by the Committee.

The stock and option award columns in the Summary Compensation Table reflect the aggregate grant date fair value of the restricted stock and option awards for each NEO granted during 2017.

Supplemental Executive Retirement Plan

The objective of the Supplemental Executive Retirement Plan, or SERP, is to provide a competitive level of pay replacement upon retirement. The current pay replacement target is 75% of base salary at age 65 with 25 years of service, using the highest annual salary during the last three years of employment.

The material factors and guidelines considered in making an allocation include (i) retirement benefits provided, both qualified and nonqualified; (ii) current compensation; (iii) length of service; and (iv) years of service to normal retirement.

The calculation takes into account the following variables: (i) base salary; (ii) years of service; (iii) age; (iv) employer portion of qualified plan savings; (v) age 65 value of any defined benefit plan; and (vi) existing nonqualified plan balances and any other retirement plans.

Several assumptions are made annually and include a base salary increase percentage, qualified and nonqualified plan contributions and investment earnings, and an annuity rate. These factors are reviewed and approved annually by the Committee in advance of calculating any awards.

To determine the annual benefit, external actuaries calculate the total lump sum retirement benefit needed at age 65 from all company retirement sources to produce an annual retirement benefit of 75% of highest annual salary during the last three years of employment. Company retirement sources include any Company contributions to qualified benefit plans and contributions to nonqualified benefit plans. If the combination of these two sources does not yield a total retirement balance that will meet the

75% objective, then contributions may be made annually through the SERP to bring the total benefit up to the targeted level.

To illustrate, assume $10 million is needed at age 65 to produce an annual retirement benefit equal to 75% of base salary. The participant is projected to have $3 million in his qualified benefit plans resulting from Company contributions at retirement and $4 million in his nonqualified retirement plans at retirement. Since the total of these two sources is $7 million, a shortfall of $3 million results. This is the amount needed to achieve the 75% pay replacement objective. This shortfall may be offset through annual contributions to the SERP.

Participation in the SERP is limited to the direct reports of the CEO and other selected executives as recommended by the CEO and approved at the discretion of the Committee. However, participation one year does not guarantee future participation. In 2017, the Committee authorized retirement allocations under the SERP to all NEOs as listed in the Supplemental Table: All Other Compensation and the 2017 Nonqualified Deferred Compensation. The average annual amounts allocated over the history of participation are as follows: $589,500 for Mr. Miller; $378,000 for Mr. Weber; $611,100 for Mr. Brown; $172,800 for Mr. Pope; $507,625 for Mr. Rainey; $266,000 for Mr. Voyles; $430,875 for Mr. Lesar; and $200,643 for Mr. McCollum.

All of the NEOs, except Messrs. Voyles and Weber, are fully vested in their respective account balances. Balances for active and terminated participants earn interest at an annual rate of 5% and 10%, respectively.

Other Executive Benefits and Policies

Retirement and Savings Plan

All NEOs participate in the Halliburton Retirement and Savings Plan, which is the defined contribution benefit plan available to all eligible U.S. employees. The matching contribution amounts we contributed on behalf of each NEO are included in the Supplemental Table: All Other Compensation.

Elective Deferral Plan

All NEOs may participate in the Halliburton Elective Deferral Plan, which was established to provide highly compensated employees with an opportunity to defer earned base salary and incentive compensation in order to help meet retirement and other future income needs.

Participants may elect to defer up to 75% of their annual base salary and up to 75% of their incentive compensation into the plan. Deferral elections must be made on an annual basis, including the type and timing of distribution. Plan earnings are based on the NEO's choice of up to 12 investment options with varying degrees of risk, including the risk of loss. Investment options may be changed by the NEO daily.

In 2017, none of our NEOs participated in this plan. Messrs. Brown, Rainey, and Lesar have account balances from participation in prior years. Messrs. Miller, Weber, Pope, Voyles, and McCollum are not participants in the plan. Further details can be found in the 2017 Nonqualified Deferred Compensation table.

Benefit Restoration Plan

The Halliburton Company Benefit Restoration Plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations on contributions imposed under the Internal Revenue Code or due to participation in other plans we sponsor and to defer compensation that would otherwise be treated as excessive remuneration within the meaning of Section 162(m) of the Internal Revenue Code. Awards are made annually to those who meet these criteria and earned interest at an annual rate as defined by the plan document. Awards and corresponding interest balances are 100% vested and distributed upon separation.

In accordance with the plan document, participants earn monthly interest at the 120% AFR rate, provided the interest rate shall be no less than 6% per annum or greater than 10% per annum. Because the 120% AFR rate was below the 6% minimum interest threshold, plan participants earn interest at an annual rate of 6% in 2017.

In 2017, all NEOs except Mr. McCollum received awards under this plan in the amounts included in the Supplemental Table: All Other Compensation and the 2017 Nonqualified Deferred Compensation table.

Perquisites

Country club memberships are limited and provided on an as-needed basis for business purposes only. Mr. Brown had a club membership in 2017.

We do not provide cars to our NEOs. However, a car and part-time driver were used by Messrs. Miller and Lesar for security purposes and so that they can work while in transit to meet customer and our needs.

A taxable benefit for executive financial planning is provided with the amount dependent on the NEO's level within the company. This benefit does not include tax return preparation. It is paid, only if used, on a reimbursable basis.

We also provided security at the personal residences of Messrs. Miller, Pope, and Lesar during 2017.

As a result of the recommendations provided by an independent, third-party security consultant, the Board has determined that Messrs. Miller and Lesar must use company aircraft for all travel.

The security study also recommends that their spouses and children use company-provided aircraft. The only personal use of the company aircraft in 2017 for other NEOs is for spousal and dependent travel on select business trips.

Mr. Rainey is an expatriate under our long-term expatriate business practice. A differential is commonly paid to expatriates in assignment locations where the cost of goods and services is greater than the cost for the same goods and services in the expatriate's home country. Differentials are determined by Mercer/ORC, a third-party consultant. Mr. Rainey receives certain assignment allowances, including a goods and services differential and host country housing and utilities. He also participates in our tax equalization program, which neutralizes the tax effect of the international assignment and approximates the tax obligation the expatriate would pay in his home country.

Specific amounts for the above-mentioned perquisites are detailed for each NEO in the Supplemental Table: All Other Compensation.

Clawback Policy

We have a clawback policy under which we will seek to recoup incentive compensation in all appropriate cases paid to, awarded, or credited for the benefit of any of our executive officers, which include all NEOs, if and to the extent that:

- The amount of incentive compensation was calculated based on the achievement of financial results that were subsequently reduced due to a restatement of our financial results;
- The officer engaged in fraudulent conduct that caused the need for the restatement; and
- The amount of incentive compensation that would have been paid to, awarded, or credited for the benefit of the officer, had our financial results been properly reported, would have been lower than the amount actually paid, awarded, or credited.

The policy also provides that we will seek to recoup incentive compensation in all appropriate cases paid to, awarded to, or credited for the benefit of any of our executive officers, which include all NEOs, and certain other senior officers, if and to the extent that:

- It is determined that, in connection with the performance of that officer's duties, he or she breached his or her fiduciary duty by knowingly or recklessly engaging in a material violation of a U.S. federal or state law, or failed to supervise an employee who substantially participated in such a violation; or

- The officer is named as a defendant in a law enforcement proceeding for having breached his or her fiduciary duty by knowingly or recklessly engaging in a material violation of a U.S. federal or state law, the officer disagrees with the allegations relating to the proceeding, and either (A) we initiate a review and determine that the alleged action is not indemnifiable or (B) the officer does not prevail at trial, enters into a plea arrangement, agrees to the entry of a final administrative or judicial order imposing sanctions, or otherwise admits to the violation in a legal proceeding.

The disinterested members of the Board and the disinterested members of the Compensation Committee and the Nominating and Corporate Governance Committee may be involved in reviewing, considering, and making determinations regarding the officer's alleged conduct, whether recoupment is appropriate or required, and the type and amount of incentive compensation to be recouped from the officer.

The policy also provides that, to the extent permitted by applicable law and not previously disclosed in a filing with the SEC, we will disclose in our proxy statement the circumstances of any recoupment arising under the policy or that there has not been any recoupment pursuant to the policy for the prior calendar year. There was no recoupment under the policy in 2017.

Stock Ownership Requirements

We have stock ownership requirements for our executive officers, which include all the NEOs, to further align their interests with our stockholders.

Our CEO and our Chairman are required to own Halliburton common stock in an amount equal to or in excess of six times their annual base salary. Executive officers that report directly to the CEO are required to own an amount of Halliburton common stock equal to or in excess of three times their annual base salary, and all other executive officers are required to own an amount of Halliburton common stock equal to or in excess of two times their annual base salary. The Committee reviews their holdings, which include restricted shares and all other Halliburton common stock

owned by the officer, at each December meeting. Each executive officer has five years to meet the requirements, measured from the later of September 12, 2011, or the date the officer first becomes subject to the ownership level for the applicable office.

After the five-year stock ownership period, as described above, executive officers who have not met their minimum ownership requirement must retain 100% of the net shares acquired upon restricted stock vesting until they achieve their required ownership level. During this time period, any stock option exercise must be an exercise and hold.

As of December 31, 2017, all NEOs met the requirements.

Hedging and Pledging

Our executive officers are prohibited from hedging activities related to Halliburton securities and the pledging of Halliburton securities, except that hedging activities in connection with or

related to a bona fide charitable donation may be approved in advance at the sole discretion of the General Counsel.

Elements of Post-Termination Compensation and Benefits

Termination events that trigger payments and benefits include normal or early retirement, cause, death, disability, and voluntary termination. Post-termination or change-in-control payments may include severance, accelerated vesting of restricted stock and stock options, payments under cash-based short- and long-term incentive plans, payout of nonqualified account balances, and health benefits, among others. The Post-Termination or Change-In-Control Payment table in this proxy statement indicates the impact of various events on each element of compensation for the NEOs.

Impact of Regulatory Requirements on Compensation

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation paid to the CEO, CFO, or any of the three other most highly compensated officers to the extent the compensation exceeds $1 million in any year. Effective for tax years beginning after December 31, 2017, Section 162(m) has been revised to eliminate the performance-based compensation exception. At this time, it is not certain that our performance-based compensation for periods prior to 2018 will qualify for an exemption from the deduction limit under transition relief applicable to arrangements in place as of November 2, 2017.

Prior to the new tax law, our Stock and Incentive Plan enabled qualification of stock options, stock appreciation rights, and performance share awards, as well as short- and long-term cash performance plans under Section 162(m). Our policy is to utilize available tax deductions whenever appropriate and consistent with our compensation philosophy. When designing and implementing our executive compensation program, the Committee considers all relevant factors, including tax deductibility of compensation, and will consider the new tax law and the federal tax deductibility of compensation in excess of $1 million a year to the extent doing so is consistent with our executive compensation objectives.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis with Company management and, based on such review and discussion, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

William E. Albrecht
James R. Boyd
Milton Carroll
Murry S. Gerber
Robert A. Malone
Debra L. Reed

Executive Compensation Tables

Summary Compensation Table

The following tables set forth information regarding our CEO, CFO, interim CFO, Chairman and former CEO, our three other most highly compensated executive officers, and a retired executive for the fiscal year ended December 31, 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and NQDC Earnings ($)	All Other Compensation ($)	Total ($)
Jeffrey A. Miller President and Chief Executive Officer	2017	1,175,000	0	10,168,098	1,506,020	8,692,468	59,532	1,477,246	23,078,364
	2016	970,000	0	2,237,972	1,169,685	3,480,500	53,541	1,085,876	8,997,574
	2015	977,500	0	2,169,515	1,179,488	2,218,718	30,615	1,084,536	7,660,372
Christopher T. Weber[1] Executive Vice President and Chief Financial Officer	2017	342,234	0	2,738,401	601,910	650,000	0	417,458	4,750,003
James S. Brown President – Western Hemisphere	2017	900,000	0	6,244,649	563,380	5,183,420	150,178	1,107,341	14,148,968
	2016	873,000	0	1,295,668	674,883	2,746,217	152,725	1,316,154	7,058,647
	2015	879,750	0	1,281,455	697,943	1,634,785	101,969	1,360,886	5,956,788
Lawrence J. Pope Executive Vice President, Administration and Chief Human Resources Officer	2017	675,000	0	3,400,112	401,996	3,901,040	40,850	424,352	8,843,350
Joe D. Rainey President – Eastern Hemisphere	2017	835,000	0	3,703,772	537,948	5,040,420	241,270	3,636,965	13,995,375
	2016	809,950	0	1,295,668	674,883	2,639,032	206,351	2,821,571	8,447,455
	2015	816,212	0	1,281,455	697,943	1,634,785	75,712	2,720,300	7,226,407
Robb L. Voyles[2] Executive Vice President, Secretary and General Counsel	2017	807,800	0	3,400,112	401,996	3,665,980	22,009	547,777	8,845,674
David J. Lesar Executive Chairman of the Board	2017	1,312,500	0	18,882,089	912,976	14,832,828	372,493	2,311,073	38,623,959
	2016	1,630,000	0	3,704,968	1,933,767	7,892,090	405,647	2,280,441	17,846,913
	2015	1,660,000	0	3,867,735	2,103,341	5,999,513	299,127	1,941,613	15,871,329
Mark A. McCollum[3] Former Executive Vice President and Chief Financial Officer	2017	150,000	0	0	0	0	183,278	124,867	458,145
	2016	800,250	0	985,136	513,315	2,182,439	81,686	619,222	5,182,048
	2015	806,438	0	1,102,285	599,256	1,268,190	67,574	625,526	4,469,269

(1) *Effective as of June 22, 2017, Mr. Weber was hired as our Chief Financial Officer.*
(2) *Mr. Voyles served as interim Chief Financial Officer from March 6, 2017, until June 22, 2017.*
(3) *Effective as of March 6, 2017, Mr. McCollum resigned his position as our Chief Financial Officer and as an employee.*

Salary. The amounts represented in the Salary column are attributable to salary earned by each NEO.

Stock Awards. The amounts in the Stock Awards column reflect the grant date fair value of the restricted stock awarded in 2017. Except where there is a distinction to make between the two types of awards, this proxy statement refers to both restricted stock and restricted stock units as "restricted stock". We calculate the fair value of restricted stock awards by multiplying the number of restricted shares or units granted by the closing stock price on the grant date. Additional information on amounts included in the Stock Awards column can be found in the CEO Succession and Leadership Transition Plan section of Compensation Discussion and Analysis.

Option Awards. The amounts in the Option Awards column reflect the grant date fair value of the stock options awarded in 2017. The fair value of stock options is estimated using the Black-Scholes option pricing model. For a discussion of the assumptions made in these valuations, refer to Note 10 to the Consolidated Financial Statements, Stock-based Compensation, in the Halliburton Company Form 10-K for the fiscal year ended December 31, 2017.

Non-Equity Incentive Plan Compensation. The amounts represented in the Non-Equity Incentive Plan Compensation column are for amounts earned in 2017 and paid in 2018 for the Halliburton Annual Performance Pay Plan and the 2015 cycle Performance Unit Program.

The 2017 Halliburton Annual Performance Pay Plan amounts paid to each NEO are: $2,500,000 for Mr. Miller; $650,000 for Mr. Weber; $1,980,000 for Mr. Brown; $1,350,000 for Mr. Pope; $1,837,000 for Mr. Rainey; $1,443,600 for Mr. Voyles; and $5,250,000 for Mr. Lesar.

The 2015 cycle Performance Unit Program amounts paid to each NEO are: $6,192,468 for Mr. Miller; $3,203,420 for Mr. Brown; $2,551,040 for Mr. Pope; $3,203,420 for Mr. Rainey; $2,222,380 for Mr. Voyles; and $9,582,828 for Mr. Lesar. The amounts paid to the NEOs for the 2015 cycle Performance Unit Program differ from what is shown in the Grants of Plan-Based Awards in Fiscal Year 2017 table under Estimated Future Payments Under Non-Equity Incentive Plan Awards. That table indicates the potential award amounts for Threshold, Target, and Maximum under the 2017 cycle Performance Unit Program, which will close on December 31, 2019.

Change in Pension Value and NQDC Earnings. The amounts in the Change in Pension Value and NQDC Earnings column are attributable to the above-market earnings for various nonqualified plans. The methodology for determining what constitutes above-market earnings is the difference between the interest rate as stated in the applicable nonqualified plan document and the Internal Revenue Service Long-Term 120% AFR rate as of December 31, 2017. The 120% AFR rate used for determining above-market earnings in 2017 was 3.16%.

Halliburton Company Supplemental Executive Retirement Plan Above-Market Earnings. The current interest rate for active and terminated participant accounts in the Halliburton Company Supplemental Executive Retirement Plan is 5% and 10% respectively, as defined by the plan document. The above-market earnings for active participants equaled 1.84% (5% (plan interest) minus 3.16%) and the above-market earnings for terminated participants equaled 6.84% (10% (plan interest) minus 3.16%) for 2017.

NEOs earned above-market earnings for their balances associated with the plan as follows: $51,192 for Mr. Miller; $111,585 for Mr. Brown; $31,717 for Mr. Pope; $69,364 for Mr. Rainey; $19,171 for Mr. Voyles; $245,240 for Mr. Lesar; and $177,736 for Mr. McCollum.

Halliburton Company Benefit Restoration Plan Above-Market Earnings. In accordance with the plan document, participants earn monthly interest at the 120% AFR rate, provided the interest rate shall be no less than 6% per annum or greater than 10% per annum. Because the 120% AFR rate was below the 6% minimum interest threshold, the above-market earnings associated with this plan were 2.84% (6% (plan interest) minus 3.16%) for 2017.

NEOs earned above-market earnings for their balances associated with the plan as follows: $8,340 for Mr. Miller; $13,688 for Mr. Brown; $9,133 for Mr. Pope; $9,668 for Mr. Rainey; $2,838 for Mr. Voyles; $105,382 for Mr. Lesar; and $5,542 for Mr. McCollum.

Halliburton Company Elective Deferral Plan Above-Market Earnings. The average earnings for the balances associated with the Halliburton Company Elective Deferral Plan were 7.9% for 2017. The above-market earnings associated with this plan equaled 4.74% (7.9% minus 3.16%) for 2017.

NEOs earned above-market earnings for balances associated with the plan as follows: $24,905 for Mr. Brown; $162,238 for Mr. Rainey; and $21,871 for Mr. Lesar. Messrs. Miller, Weber, Pope, Voyles, and McCollum are not participants in and do not have any prior balances in the Halliburton Company Elective Deferral Plan.

The amounts shown in this column differ from the amounts shown for the Supplemental Executive Retirement Plan, the Benefit Restoration Plan, and the Elective Deferral Plan in the 2017 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because that table includes all earnings and losses and the Summary Compensation Table shows above-market earnings only.

All Other Compensation. Detailed information for amounts included in the All Other Compensation column can be found in the Supplemental Table: All Other Compensation.

Supplemental Table: All Other Compensation

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2017.

Name	Financial Planning ($)	Halliburton Foundation ($)	Halliburton Giving Choices ($)	HALPAC ($)	Restricted Stock Dividends ($)	HRSP Employer Match ($)	HRSP Basic ($)	Benefit Restoration Plan ($)	SERP ($)	All Other ($)	Total ($)
Jeffrey A. Miller	4,050	112,500	970	5,000	254,873	13,000	5,400	63,350	954,000	64,103	1,477,246
Christopher T. Weber	0	0	417	0	19,558	9,027	5,400	5,056	378,000	0	417,458
James S. Brown	10,000	0	780	4,935	148,784	13,125	5,400	44,100	853,000	27,217	1,107,341
Lawrence J. Pope	0	17,308	660	5,000	77,894	9,563	5,400	28,350	244,000	36,177	424,352
Joe D. Rainey	21,420	0	0	0	0	10,438	5,400	39,550	671,000	2,889,157	3,636,965
Robb L. Voyles	10,000	45,000	600	5,000	81,343	11,697	5,400	37,646	350,000	1,091	547,777
David J. Lesar	15,000	112,500	0	5,000	374,559	13,500	5,400	72,975	1,225,000	487,139	2,311,073
Mark A. McCollum	0	0	188	0	21,985	11,783	4,713	0	0	86,198	124,867

Financial Planning. This program allows NEOs to receive financial planning services by accredited financial planners. Tax planning is not covered under this program. The amount is based on the services the NEO received in 2017.

Halliburton Foundation. The Halliburton Foundation allows NEOs and other employees to donate to approved universities, medical hospitals, and primary schools of their choice. In 2017, the Halliburton Foundation matched donations up to $20,000 on a 2.25 for 1 basis. Messrs. Miller and Lesar participate in the Halliburton Foundation's matching program for Directors, which allowed their 2017 contributions up to $50,000 to qualified organizations to be matched on a 2.25 for 1 basis.

Halliburton Giving Choices. The Halliburton Giving Choices Program allows NEOs and other employees to donate to approved not-for-profit charities of their choice. We match donations by contributing ten cents for every dollar contributed by employees. The amounts shown represent the match amounts the program donated to charities on behalf of the NEOs in 2017.

Halliburton Political Action Committee. The Halliburton Political Action Committee, or HALPAC, allows NEOs and other eligible employees to donate to political candidates and participate in the political process. We match the NEOs' and other employees' donations to HALPAC dollar-for-dollar to a 501(c)(3) status nonprofit organization of the contributor's choice. The amounts shown represent the match amounts the program donated to charities on behalf of the NEOs in 2017.

Restricted Stock Dividends. This is the amount of dividends paid on restricted stock held by NEOs in 2017. Restricted stock units granted to employees do not receive dividend payments.

Halliburton Retirement and Savings Plan Employer Match. This is the contribution we made on behalf of each NEO to the Halliburton Company Retirement and Savings Plan, our defined contribution plan. We match employee contributions up to 5% of each employee's eligible base salary up to the 401(a)(17) compensation limit of $270,000 in 2017.

Halliburton Retirement and Savings Plan Basic Contribution. This is the contribution we made on behalf of each NEO to the Halliburton Company Retirement and Savings Plan. If actively

employed on December 31, 2017, or if they meet retirement eligibility requirements of the plan as of their seperation date, each employee receives a contribution equal to 2% of their eligible base pay up to the 401(a)(17) compensation limit of $270,000 in 2017.

Halliburton Company Benefit Restoration Plan. This is the award earned under the Halliburton Company Benefit Restoration Plan in 2017 as discussed in the Benefit Restoration Plan section of Compensation Discussion and Analysis. Associated interest, awards, and beginning and ending balances for the Halliburton Company Benefit Restoration Plan are included in the 2017 Nonqualified Deferred Compensation table.

Halliburton Company Supplemental Executive Retirement Plan. This is the award approved under the Halliburton Company Supplemental Executive Retirement Plan in 2017 as discussed in the Supplemental Executive Retirement Plan section of Compensation Discussion and Analysis. Associated interest, awards, and beginning and ending balances for the Halliburton Company Supplemental Executive Retirement Plan are included in the 2017 Nonqualified Deferred Compensation table.

All Other.

- *Country Club Membership Dues.* Club memberships are approved for business purposes only. During 2017, we paid club membership dues for Mr. Brown. The amount incurred was $18,000.

- *Aircraft Usage.* As a result of the recommendations provided by an independent, third-party security consultant, the Board has determined that Messrs. Miller and Lesar must use company aircraft for all travel. The security study also recommends that their spouses and children use company-provided aircraft. The only personal use of company aircraft in 2017 for other NEOs was for spousal and dependent travel on select business trips. For 2017, the incremental cost to us for this personal use of our aircraft was as follows: $10,991 for Mr. Miller; $8,113 for Mr. Pope; and $333,929 for Mr. Lesar. For total compensation purposes in 2017, we valued the incremental cost of the personal use of aircraft using a method that takes into account: landing, parking, hanger, flight planning services, and dead-head costs; crew travel expenses; supplies and catering; aircraft fuel and oil expenses per hour of flight; any customs, foreign permit, and similar fees; and passenger ground transportation. For tax purposes, we impute income to the NEO for the value of the spousal and dependent travel on select business trips and reimburse the NEO for the tax impact of the imputed income. For 2017, tax reimbursements for imputed income associated with this spousal and dependent travel were as follows: $15,351 for Mr. Miller; $9,217 for Mr. Brown; $3,143 for Mr. Pope; $504 for Mr. Rainey; $1,091 for Mr. Voyles; $83,080 for Mr. Lesar; and $538 for Mr. McCollum.

- *Home Security.* We provide security for residences based on risk assessments which consider the NEO's position. In 2017, home security costs were as follows: $33,729 for Mr. Miller; $24,921 for Mr. Pope; and $42,917 for Mr. Lesar.

- *Car/Driver.* A car and part-time driver were used by Messrs. Miller and Lesar for security purposes and so that they can work while in transit to meet customer and our needs. In 2017, the cost to us was $4,032 and $23,047, respectively.

- *Other Compensation for Mr. Lesar.* In 2017, Mr. Lesar received $2,449 in imputed income for relocation and $1,717 for tax equalization.

- *Other Compensation for Mr. Rainey.* In 2017, Mr. Rainey received $66,537 for cost of living adjustment; $83,500 mobility premium; $2,612,012 for tax equalization; $500 for tax preparation fees; $113,701 for imputed housing allowance; and $12,907 for auto imputed allowance. All compensation amounts are associated with his expatriate assignment and other expatriates on comparable assignments receive similar types of adjustments.

- *Other Compensation for Mr. McCollum.* In 2017, Mr. McCollum's other compensation consisted of an $85,660 unused vacation payment.

Grants of Plan-Based Awards in Fiscal 2017

The following table represents amounts associated with the 2017 cycle Performance Unit Program, the 2017 Annual Performance Pay Plan, and restricted stock and stock option awards granted in 2017 to our NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
Jeffrey A. Miller		716,298	2,865,190	5,730,380[1]				
		500,000	1,250,000	2,500,000[2]				
	6/01/2017				150,000			6,823,500
	12/06/2017				77,100			3,344,598
	12/06/2017					128,500	$43.38	1,506,020
Christopher T. Weber		290,585	1,162,342	2,324,683[1][3]				
		260,000	650,000	1,300,000[2]				
	6/22/2017				10,724			449,336
	6/22/2017				33,304			1,395,438
	6/22/2017					18,174	$41.90	199,914
	12/06/2017				20,600			893,628
	12/06/2017					34,300	$43.38	401,996
James S. Brown		413,491	1,653,962	3,307,924[1]				
		396,000	990,000	1,980,000[2]				
	6/01/2017				108,743			4,946,719
	12/06/2017				29,920			1,297,930
	12/06/2017					48,070	$43.38	563,380
Lawrence J. Pope		314,303	1,257,210	2,514,420[1]				
		270,000	675,000	1,350,000[2]				
	5/17/2017				54,089			2,506,484
	12/06/2017				20,600			893,628
	12/06/2017					34,300	$43.38	401,996

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
Joe D. Rainey		413,491	1,653,962	3,307,924[1]				
		367,400	918,500	1,837,000[2]				
	5/17/2017				54,089			2,506,484
	12/06/2017				27,600			1,197,288
	12/06/2017					45,900	$43.38	537,948
Robb L. Voyles		314,303	1,257,210	2,514,420[1]				
		288,720	721,800	1,443,600[2]				
	5/17/2017				54,089			2,506,484
	12/06/2017				20,600			893,628
	12/06/2017					34,300	$43.38	401,996
David J. Lesar		1,185,235	4,740,938	9,481,876[1]				
		1,050,000	2,625,000	5,250,000[2]				
	6/01/2017				326,229			14,840,157
	12/06/2017				93,175			4,041,932
	12/06/2017					77,899	$43.38	912,976
Mark A. McCollum[4]		314,303	1,257,210	2,514,420[1]				
		330,000	825,000	1,650,000[2]				

(1) Opportunity levels under the 2017 cycle of the Performance Unit Program.

(2) Opportunity levels under the 2017 Halliburton Annual Performance Pay Plan.

(3) The amounts reflected were the initial opportunity levels under the 2017 cycle of the Performance Unit Program for Mr. Weber. Any amounts earned under the program will be prorated based on his 6/22/2017 start date.

(4) The amounts reflected were the initial opportunity levels under the 2017 cycle of the Performance Unit Program and the 2017 Annual Performance Pay Plan for Mr. McCollum. Because of his resignation, no payment will be made to him under either Plan.

As indicated by footnote (1), the opportunities for each NEO under the 2017 cycle Performance Unit Program if the Threshold, Target, or Maximum levels are achieved are reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. The potential payouts are performance driven and completely at risk. For more information on the 2017 cycle Performance Unit Program, refer to Long-term Incentives in Compensation Discussion and Analysis.

As indicated by footnote (2), the opportunities for each NEO under the 2017 Halliburton Annual Performance Pay Plan are also reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. This plan measures company Cash Value Added as compared to our pre-established goals during a one-year period. The potential payouts are performance driven and completely at risk. For more information on the 2017 Halliburton Annual Performance Pay Program, refer to Short-term (Annual) Incentive in Compensation Discussion and Analysis. All restricted stock and nonqualified stock option awards are granted under the Stock and Incentive Plan. The awards listed under All Other Stock Awards: Number of Shares of Stock or Units and under All Other Option Awards: Number of Securities Underlying Options were awarded to each NEO on the date indicated by the Compensation Committee.

The annual restricted stock grants awarded to the NEOs on December 6, 2017, are subject to a graded vesting schedule of 20% per year over five years. The restricted stock granted to the NEOs in May and June have varying vesting schedules which are described in the footnotes to the Outstanding Equity Awards at Fiscal Year End 2017 table. All restricted shares are priced at fair market value on the date of grant. Quarterly dividends are paid on the restricted shares at the same time and rate payable on our common stock, which was $0.18 per share during 2017. The shares may not be sold or transferred until fully vested. The shares remain subject to forfeiture during the restricted period in the event of the NEO's termination of employment or an unapproved early retirement.

Nonqualified stock options granted in 2017 vest over a three-year graded vesting period with 33⅓% of the options vesting each year. All options are priced at the fair market value on the date of grant using the Black-Scholes options pricing model. There are no voting or dividend rights unless the NEO exercises the options and acquires the shares.

Outstanding Equity Awards at Fiscal Year End 2017

The following table represents outstanding stock option and restricted stock awards for our NEOs as of December 31, 2017. The market value of shares or units of stock not vested was determined by multiplying the number of unvested restricted shares at year end by the closing price of our common stock on the NYSE of $48.87 on December 31, 2017.

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)
Jeffrey A. Miller[1]	12/4/2013	55,700	–	50.62	12/4/2023	7,640	373,367
	8/1/2014	–	–			45,300	2,213,811
	12/3/2014	115,100	–	40.75	12/3/2024	24,800	1,211,976
	12/2/2015	66,134	33,066	38.95	12/2/2025	33,420	1,633,235
	12/7/2016	23,167	46,333	53.54	12/7/2026	33,440	1,634,213
	6/1/2017	–	–			150,000	7,330,500
	12/6/2017	–	128,500	43.38	12/6/2027	77,100	3,767,877
TOTAL		**260,101**	**207,899**			**371,700**	**18,164,979**
Christopher T. Weber[2]	6/22/17	–	18,174	41.90	6/22/2027	10,724	524,082
	6/22/17	–	–			33,304	1,627,566
	12/6/2017	–	34,300	43.38	12/6/2027	20,600	1,006,722
TOTAL		**0**	**52,474**			**64,628**	**3,158,370**
James S. Brown[3]	12/2/2008	–	–			19,455	950,776
	12/1/2010	26,100	–	39.19	12/1/2020	–	–
	12/6/2011	43,700	–	35.57	12/6/2021	–	–
	12/5/2012	56,900	–	33.50	12/5/2022	–	–
	12/4/2013	45,500	–	50.62	12/4/2023	6,240	304,949
	12/3/2014	59,500	–	40.75	12/3/2024	12,800	625,536
	12/2/2015	39,134	19,566	38.95	12/2/2025	19,740	964,694
	12/7/2016	13,367	26,733	53.54	12/7/2026	19,360	946,123
	6/1/2017	–	–			108,743	5,314,270
	12/6/2017	–	48,070	43.38	12/6/2027	29,920	1,462,190
TOTAL		**284,201**	**94,369**			**216,258**	**10,568,538**
Lawrence J. Pope[4]	12/1/2009	26,500	–	29.35	12/1/2019	–	–
	12/1/2010	23,000	–	39.19	12/1/2020	–	–
	12/6/2011	28,300	–	35.57	12/6/2021	–	–
	12/5/2012	38,500	–	33.50	12/5/2022	–	–
	12/4/2013	29,400	–	50.62	12/4/2023	4,040	197,435
	12/3/2014	47,400	–	40.75	12/3/2024	10,240	500,429
	12/2/2015	29,667	14,833	38.95	12/2/2025	15,000	733,050
	12/7/2016	10,167	20,333	53.54	12/7/2026	14,720	719,366
	5/17/2017	–	–			54,089	2,643,329
	12/6/2017	–	34,300	43.38	12/6/2027	20,600	1,006,722
TOTAL		**232,934**	**69,466**			**118,689**	**5,800,331**

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)
Joe D. Rainey[5]	12/6/2011	14,566	–	35.57	12/6/2021	–	–
	12/5/2012	37,933	–	33.50	12/5/2022	–	–
	12/4/2013	45,500	–	50.62	12/4/2023	6,240	304,949
	12/3/2014	59,500	–	40.75	12/3/2024	12,800	625,536
	12/2/2015	39,134	19,566	38.95	12/2/2025	19,740	964,694
	12/7/2016	13,367	26,733	53.54	12/7/2026	19,360	946,123
	5/17/2017	–	–			54,089	2,643,329
	12/6/2017	–	45,900	43.38	12/6/2027	27,600	1,348,812
TOTAL		**210,000**	**92,199**			**139,829**	**6,833,443**
Robb L. Voyles[6]	9/16/2013	100,000	–	49.82	9/16/2023	11,000	537,570
	12/3/2014	41,300	–	40.75	12/3/2024	8,880	433,966
	12/2/2015	27,534	13,766	38.95	12/2/2025	13,920	680,270
	12/7/2016	10,167	20,333	53.54	12/7/2026	14,720	719,366
	5/17/2017	–	–			54,089	2,643,329
	12/6/2017	–	34,300	43.38	12/6/2027	20,600	1,006,722
TOTAL		**179,001**	**68,399**			**123,209**	**6,021,223**
David J. Lesar[7]	12/1/2010	108,000	–	39.19	12/1/2020	–	–
	12/6/2011	141,900	–	35.57	12/6/2021	–	–
	12/5/2012	208,900	–	33.50	12/5/2022	–	–
	12/4/2013	137,900	–	50.62	12/4/2023	18,940	925,598
	12/3/2014	178,100	–	40.75	12/3/2024	38,400	1,876,608
	12/2/2015	117,934	58,966	38.95	12/2/2025	59,580	2,911,675
	12/7/2016	38,301	76,599	53.54	12/7/2026	55,360	2,705,443
	6/1/2017	–	–			326,229	15,942,811
	12/6/2017	–	77,899	43.38	12/6/2027	93,175	4,553,462
TOTAL		**931,035**	**213,464**			**591,684**	**28,915,597**

(1) Mr. Miller's stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's five-year vesting schedule, except for the August 1, 2014, and June 1, 2017, awards, which each vest 100% five years from the date of grant.

(2) Mr. Weber's stock option awards vest annually in equal amounts over three-year vesting schedules. Mr. Weber was granted two restricted stock awards when he began employment with us on June 22, 2017. The awards consisted of 10,724 and 33,304 grants of restricted stock which vest in equal amounts over the grant's five-year vesting schedule and 100% three years from the date of grant, respectively.

(3) Mr. Brown's stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's five-year vesting schedule, except the December 2, 2008, restricted stock award, which began vesting on the sixth anniversary of the award and vests 20% annually through year ten and the June 1, 2017, grant which vests 50% provided that he remains employed by us through December 31, 2019, or his employment is earlier terminated, other than for early retirement, cause, or a fiduciary violation. The remaining one-half of the equity grant will be valued on the termination date and paid in three equal annual installments beginning on the first anniversary of his termination.

(4) Mr. Pope's stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's five-year vesting schedule, except for the May 17, 2017, grant which vests 100% five years from the date of grant.

(5) Mr. Rainey's stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's five-year vesting schedule, except for the May 17, 2017, grant which vests 100% five years from the date of grant.

(6) Mr. Voyles' stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's five-year vesting schedule, except for the May 17, 2017, grant which vests 100% five years from the date of grant.

(7) Mr. Lesar's stock option awards vest annually in equal amounts over three-year vesting schedules. His restricted stock awards vest in equal amounts over each grant's five-year vesting schedule, except for the June 1, 2017, grant which vests 50% provided that he remains employed by us through December 31, 2018, or his employment is earlier terminated, other than for early retirement, cause, or a fiduciary violation. The remaining one-half of the equity grant will be valued on the termination date and paid in four equal annual installments beginning on the first anniversary of his termination.

2017 Option Exercises and Stock Vested

The following table represents stock options exercised and restricted shares that vested during fiscal year 2017 for our NEOs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey A. Miller	–	–	102,800	4,456,616
Christopher T. Weber	–	–	–	–
James S. Brown	–	–	53,035	2,311,902
Lawrence J. Pope	9,100	40,495	23,400	1,015,598
Joe D. Rainey	–	–	32,580	1,418,481
Robb L. Voyles	–	–	23,760	1,016,328
David J. Lesar	–	–	102,020	4,324,009
Mark A. McCollum	176,635	2,537,588	–	–

The value realized for vested restricted stock awards was determined by multiplying the fair market value of the shares (closing price of our common stock on the NYSE on the vesting date) by the number of shares that vested. Shares vested on various dates throughout the year. The value listed represents the aggregate value of all shares that vested for each NEO in 2017.

2017 Nonqualified Deferred Compensation

The 2017 Nonqualified Deferred Compensation table reflects balances in our nonqualified plans as of January 1, 2017, contributions made by the NEO and us during 2017, earnings (the net of the gains and losses on funds, as applicable), distributions, and the ending balance as of December 31, 2017. The plans are described in Compensation Discussion and Analysis.

Name	Plan	01/01/17 Balance ($)	Executive Contributions In Last Fiscal Year ($)	Registrant Contributions In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Jeffrey A. Miller	SERP	2,793,156	0	954,000	139,455	0	3,886,611
	Benefit Restoration	295,668	0	63,350	17,683	0	376,701
	TOTAL	**3,088,824**	**0**	**1,017,350**	**157,138**	**0**	**4,263,312**
Christopher T. Weber	SERP	0	0	378,000	0	0	378,000
	Benefit Restoration	0	0	5,056	0	0	5,056
	TOTAL	**0**	**0**	**383,056**	**0**	**0**	**383,056**
James S. Brown	SERP	6,082,133	0	853,000	303,780	0	7,238,913
	Benefit Restoration	485,106	0	44,100	29,017	0	558,223
	Elective Deferral	1,039,880	0	0	57,742	0	1,097,622
	TOTAL	**7,607,119**	**0**	**897,100**	**390,539**	**0**	**8,894,758**
Lawrence J. Pope	SERP	1,728,203	0	244,000	86,329	0	2,058,532
	Benefit Restoration	323,684	0	28,350	19,362	0	371,396
	TOTAL	**2,051,887**	**0**	**272,350**	**105,691**	**0**	**2,429,928**
Joe D. Rainey	SERP	3,782,288	0	671,000	188,884	0	4,642,172
	Benefit Restoration	342,660	0	39,550	20,496	0	402,706
	Elective Deferral	3,476,449	0	0	272,017	0	3,748,466
	TOTAL	**7,601,397**	**0**	**710,550**	**481,397**	**0**	**8,793,344**

Name	Plan	01/01/17 Balance ($)	Executive Contributions In Last Fiscal Year ($)	Registrant Contributions In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Robb L. Voyles	SERP	1,046,675	0	350,000	52,246	0	1,448,921
	Benefit Restoration	100,675	0	37,646	6,020	0	144,341
	TOTAL	**1,147,350**	**0**	**387,646**	**58,266**	**0**	**1,593,262**
David J. Lesar	SERP	13,351,400	0	1,225,000	667,144	0	15,243,544
	Benefit Restoration	3,733,892	0	72,975	223,373	0	4,030,240
	Elective Deferral	1,339,953	0	0	84,073	19,889	1,404,137
	TOTAL	**18,425,245**	**0**	**1,297,975**	**974,590**	**19,889**	**20,677,921**
Mark A. McCollum	SERP	3,511,469	0	0	288,698	328,947	3,471,220
	Benefit Restoration	511,969	0	0	21,720	533,689	0
	TOTAL	**4,023,438**	**0**	**0**	**310,418**	**862,636**	**3,471,220**

Employment Contracts and Change-in-Control Arrangements

Employment Contracts

All of our NEOs have employment agreements with us, except Mr. McCollum, who is no longer employed by us.

Each of the NEO agreements contain substantial non-compete and non-solicitation provisions post separation that are summarized in Compensation Discussion and Analysis.

The employment agreements for Messrs. Miller, Weber, Pope, Rainey, and Voyles provide that if the agreement is terminated by the employee for good reason or by death, disability, or retirement or his employment is terminated by the company for any reason other than cause or a fiduciary violation, all restrictions on restricted stock and units will lapse. In addition, in the case of a termination by the employee for good reason or termination by the company for any reason other than cause or a fiduciary violation, the employee will receive a lump sum cash payment equal to two years of his base salary then in effect.

Mr. Brown's employment agreement provides that if the agreement is terminated by Mr. Brown for good reason or by death, disability, retirement, or early retirement or his employment is terminated by us for any reason other than cause or a fiduciary violation, all restrictions on restricted stock and units, other than a restricted stock unit grant valued at $5 million (the Brown equity grant), will lapse. In addition, provided that Mr. Brown remains employed by us through December 31, 2019, or his employment is earlier terminated for any of the above reasons other than early retirement, he will receive one-half of the value of the Brown equity

grant in the form of Halliburton common stock. The remaining one-half of that equity grant will be valued on the termination date and paid in three equal annual installments beginning on the first anniversary of his termination, provided that he remains in compliance with his continuing obligations under the employment agreement. In addition, in the case of a termination by Mr. Brown for good reason or termination by the company for any reason other than cause or a fiduciary violation, Mr. Brown will receive a lump sum cash payment equal to two years of his base salary then in effect.

Mr. Lesar's employment agreement provides that if the agreement is terminated by Mr. Lesar for good reason or by death, disability, retirement, or early retirement or his employment is terminated by us for any reason other than cause or a fiduciary violation, all restrictions on restricted stock and units, other than a restricted stock unit grant valued at $15 million (the Lesar equity grant), will lapse. In addition, provided that Mr. Lesar remains employed by us through December 31, 2018, or his employment is earlier terminated for any of the above reasons other than early retirement, he will also receive (a) a lump sum cash payment of $2 million, and (b) one-half of the value of the Lesar equity grant in the form of Halliburton common stock. The remaining one-half of that equity grant will be valued on the termination date and paid in four equal annual installments beginning on the first anniversary of his termination, provided that he remains in compliance with his continuing obligations under the employment agreement.

Change-In-Control Arrangements

We do not maintain individual change-in-control agreements or provide for excise tax gross-ups on any payments associated with a change-in-control. Some of our compensation plans, however, contain change-in-control provisions, which could result in payment of specific benefits.

Under the Stock and Incentive Plan, in the event of a change-in-control, the following will occur automatically:

- any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable;

- any restrictions on restricted stock awards shall immediately lapse;

- all performance measures upon which an outstanding performance award is contingent are deemed achieved and the holder receives a payment equal to the maximum amount of the award he or she would have been entitled to receive, prorated to the effective date; and

- any outstanding cash awards, including stock value equivalent awards, immediately vest and are paid based on the vested value of the award.

Under the Annual Performance Pay Plan:

- in the event of a change-in-control during a plan year, a participant will be entitled to an immediate cash payment equal to the maximum dollar amount he or she would have been entitled to for the year, prorated through the date of the change-in-control; and

- in the event of a change-in-control after the end of a plan year but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for the plan year.

Under the Performance Unit Program:

- in the event of a change-in-control during a performance cycle, a participant will be entitled to an immediate cash payment equal to the maximum amount he or she would have been entitled to receive for the performance cycle, prorated to the date of the change-in-control; and

- in the event of a change-in-control after the end of a performance cycle but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for that performance cycle.

Under the Employee Stock Purchase Plan, in the event of a change-in-control, unless the successor corporation assumes or substitutes new stock purchase rights:

- the purchase date for the outstanding stock purchase rights will be accelerated to a date fixed by the Compensation Committee prior to the effective date of the change-in-control; and

- upon such effective date, any unexercised stock purchase rights will expire and we will refund to each participant the amount of his or her payroll deductions made for purposes of the Employee Stock Purchase Plan that have not yet been used to purchase stock.

Post-Termination or Change-in-Control Payments

The following tables and narratives represent the impact of certain termination events or a change-in-control on each element of compensation for NEOs as of December 31, 2017.

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Approval ($)	Early Retirement w/Approval ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
Jeffrey A. Miller	Severance	0	0	0	0	0	2,800,000	0
	Annual Perf. Pay Plan	0	0	2,500,000	2,500,000	0	2,500,000	2,500,000
	Restricted Stock	0	0	18,164,979	18,164,979	0	18,164,979	18,164,979
	Stock Options	1,590,661	1,590,661	2,624,141	2,624,141	1,590,661	2,624,141	2,624,141
	Performance Units	0	0	6,032,612	6,032,612	0	0	6,032,612
	Nonqualified Plans	4,263,312	4,263,312	4,263,312	4,263,312	4,263,312	4,263,312	0
	Health Benefits	0	12,000	12,000	0	0	0	0
	TOTAL	**5,853,973**	**5,865,973**	**33,597,044**	**33,585,044**	**5,853,973**	**30,352,432**	**29,321,732**
Christopher T. Weber	Severance	0	0	0	0	0	1,300,000	0
	Annual Perf. Pay Plan	0	0	1,300,000	1,300,000	0	1,300,000	1,300,000
	Restricted Stock	0	0	6,021,224	6,021,224	0	6,021,224	6,021,224
	Stock Options	0	0	314,980	314,980	0	314,980	314,980
	Performance Units	0	0	774,894	774,894	0	0	774,894
	Nonqualified Plans	5,056	5,056	5,056	5,056	5,056	5,056	0
	Health Benefits	0	0	0	0	0	0	0
	TOTAL	**5,056**	**5,056**	**8,416,154**	**8,416,154**	**5,056**	**8,941,260**	**8,411,098**
James S. Brown	Severance	0	0	0	0	0	1,800,000	0
	Annual Perf. Pay Plan	0	0	1,980,000	1,980,000	0	1,980,000	1,980,000
	Restricted Stock	0	0	5,254,268	10,568,538	0	10,568,538	10,568,538
	Stock Options	2,579,760	2,579,760	3,037,759	3,037,759	2,579,760	3,037,759	3,037,759
	Performance Units	0	0	3,543,978	3,543,978	0	0	3,543,978
	Nonqualified Plans	8,894,758	8,894,758	8,894,758	8,894,758	8,894,758	8,894,758	0
	Health Benefits	0	12,000	12,000	0	0	0	0
	TOTAL	**11,474,518**	**11,486,518**	**22,722,763**	**28,025,033**	**11,474,518**	**26,281,055**	**19,130,275**
Lawrence J. Pope	Severance	0	0	0	0	0	1,350,000	0
	Annual Perf. Pay Plan	0	0	1,350,000	1,350,000	0	1,350,000	1,350,000
	Restricted Stock	0	0	5,800,331	5,800,331	0	5,800,331	5,800,331
	Stock Options	2,387,240	2,387,240	2,722,690	2,722,690	2,387,240	2,722,690	2,722,690
	Performance Units	0	0	2,688,707	2,688,707	0	0	2,688,707
	Nonqualified Plans	2,429,928	2,429,928	2,429,928	2,429,928	2,429,928	2,429,928	0
	Health Benefits	0	0	0	0	0	0	0
	TOTAL	**4,817,168**	**4,817,168**	**14,991,656**	**14,991,656**	**4,817,168**	**13,652,949**	**12,561,728**

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Approval ($)	Early Retirement w/Approval ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
Joe D. Rainey	Severance	0	0	0	0	0	1,670,000	0
	Annual Perf. Pay Plan	0	0	1,837,000	1,837,000	0	1,837,000	1,837,000
	Restricted Stock	0	0	6,833,443	6,833,443	0	6,833,443	6,833,443
	Stock Options	2,366,053	2,366,053	3,866,589	3,866,589	2,366,053	3,866,589	3,866,589
	Performance Units	0	0	3,543,978	3,543,978	0	0	3,543,978
	Nonqualified Plans	8,793,344	8,793,344	8,793,344	8,793,344	8,793,344	8,793,344	0
	Health Benefits	0	12,000	12,000	0	0	0	0
	TOTAL	**11,159,397**	**11,171,397**	**24,886,354**	**24,874,354**	**11,159,397**	**23,000,376**	**16,081,010**
Robb L. Voyles	Severance	0	0	0	0	0	1,650,000	0
	Annual Perf. Pay Plan	0	0	1,443,600	1,443,600	0	1,443,600	1,443,600
	Restricted Stock	0	0	6,021,224	6,021,224	0	6,021,224	6,021,224
	Stock Options	608,493	608,493	933,359	933,359	608,493	933,359	933,359
	Performance Units	0	0	2,552,579	2,552,579	0	0	2,552,579
	Nonqualified Plans	144,341	144,341	144,341	144,341	144,341	144,341	0
	Health Benefits	0	0	0	0	0	0	0
	TOTAL	**752,834**	**752,834**	**11,095,103**	**11,095,103**	**752,834**	**10,192,524**	**10,950,762**
David J. Lesar	Severance	0	0	0	0	0	0	0
	Cash Retention	0	0	0	2,000,000	0	2,000,000	0
	Annual Perf. Pay Plan	0	0	5,250,000	5,250,000	0	5,250,000	5,250,000
	Restricted Stock	0	0	12,972,786	28,915,597	0	28,915,597	28,915,597
	Stock Options	8,759,580	8,759,580	9,772,189	9,772,189	8,759,580	9,772,189	9,772,189
	Performance Units	0	0	10,508,893	10,508,893	0	0	10,508,893
	Nonqualified Plans	20,677,921	20,677,921	20,677,921	20,677,921	20,677,921	20,677,921	0
	Health Benefits	0	12,000	12,000	0	0	0	0
	TOTAL	**29,437,501**	**29,449,501**	**59,193,789**	**77,124,600**	**29,437,501**	**66,615,707**	**54,446,679**

Resignation. Resignation is defined as leaving employment with us voluntarily, without having attained early or normal retirement status (see the applicable sections below for information on what constitutes these statuses). Upon resignation, the following actions will occur for the NEO's various elements of compensation:

- *Severance Pay*. No severance would be paid to the NEO.
- *Annual Performance Pay Plan*. No payment would be made to the NEO under the Performance Pay Plan.
- *Restricted Stock*. Any restricted stock holdings would be forfeited upon the date of resignation. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2017 table.
- *Stock Options*. The NEO must exercise outstanding, vested options within 30-90 days after the NEO's resignation or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2017 table.
- *Performance Units*. The NEO would not be eligible to receive payments under the Performance Unit Program.
- *Nonqualified Plans*. The NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2017 Nonqualified Deferred Compensation table. Payments from the

Halliburton Company Supplemental Executive Retirement Plan and Halliburton Company Benefit Restoration Plan are paid out of an irrevocable grantor trust. The principal and income of the trust are treated as our assets and income for federal income tax purposes and are subject to the claims of our general creditors to the extent provided in the plan. The Halliburton Elective Deferral Plan is unfunded and we make payments from our general assets. Payments from these plans may be paid in a lump sum or in annual installments for a maximum ten-year period.

- *Health Benefits*. The NEO is not eligible for the $12,000 credit to assist in paying for retiree medical costs.

Early Retirement. A NEO becomes eligible for early retirement when the NEO has attained age 55 with ten years of service or when the NEO's age and years of service equals 70 points. Eligibility for early retirement does not guarantee retention of stock awards (lapse of forfeiture restrictions on restricted stock and ability to exercise outstanding options for the remainder of the stated term). Early retirement eligibility is a condition that must be met before the Compensation Committee will consider retention of stock awards upon separation from employment. For example, if a NEO is eligible for early retirement but is leaving us to go to work for a competitor, then the NEO's stock awards would not be considered for retention.

Early Retirement (Without Approval). The impact on the NEO's various elements of compensation is the same as described under Resignation except as follows:

- *Health Benefits*. A NEO that was age 40 or older as of December 31, 2004, and qualifies for early retirement under our health and welfare plans, which require that the NEO has attained age 55 with ten years of service or that the NEO's age and years of service equals 70 points with a minimum of ten years of service, is eligible for a $12,000 credit toward retiree medical costs incurred prior to age 65. The credit is only applicable if the NEO chooses Halliburton retiree medical coverage. This benefit is amortized as a monthly credit applied to the cost of retiree medical coverage based on the number of months from the time of early retirement to age 65. For example, if a NEO is 10 years or 120 months away from age 65 at the time of the NEO's early retirement, the NEO will receive a monthly credit in the amount of $100 ($12,000/120 months). Should the NEO choose not to elect coverage with Halliburton after the NEO's separation, the NEO would not receive any cash in lieu of the credit.

Early Retirement (With Approval). The following actions will occur for the NEO's various elements of compensation:

- *Severance Pay*. No severance would be paid to the NEO.
- *Annual Performance Pay Plan*. If the NEO retires prior to the end of the plan year for any reason other than death or disability, he would forfeit any payment due under the plan, unless the Compensation Committee determines that the payment should be prorated for the partial plan year. These payments usually occur no later than the end of February in the year following the plan year.
- *Restricted Stock*. Any stock holdings restrictions would lapse upon the date of retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2017 table.
- *Stock Options*. The NEO will be granted retention of the NEO's option awards. The unvested awards will continue to vest per the vesting schedule outlined in the NEO stock option agreements and any vested options will not expire until 10 years from the grant award date. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2017 table.
- *Performance Units*. The NEO will participate on a prorated basis for any Performance Unit Program cycles that have not been completed at the time of the NEO's retirement. These payments, if earned, are paid out and the NEO would receive payments at the same time as other participants, which is usually no later than March of the year following the close of the cycle.
- *Nonqualified Plans*. The NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2017 Nonqualified Deferred Compensation table. Refer above to Resignation for more information on Nonqualified Plans.
- *Health Benefits*. Same as described under Early Retirement (Without Approval).

Normal Retirement. A NEO would be eligible for normal retirement should the NEO cease employment at age 65 or later. The impact on the NEO's various elements of compensation is the same as described under Early Retirement (With Approval) except as follows:

- *Cash Retention.* Mr. Lesar will receive a payment of $2 million.
- *Performance Units*. Mr. Lesar's participation in the 2017 Performance Unit Program will not be prorated.
- *Health Benefits*. The NEO is not eligible for the $12,000 credit to assist in paying for retiree medical costs.

Termination (For Cause). Should we terminate a NEO for cause, such as violating our Code of Business Conduct, the impact on the NEO's various elements of compensation is the same as described under Resignation.

Termination (Without Cause). Should we terminate a NEO without cause, such as termination at our convenience, then the provisions of the NEO's employment agreement related to severance payments and lapsing of stock restrictions would apply. Payments for these items are conditioned on a release agreement being executed by the NEO. The impact on the NEO's various elements of compensation is the same as described under Normal Retirement except as follows:

- *Severance Pay*. Severance is paid according to terms of the applicable employment agreement. Messrs. Miller, Weber, Brown, Pope, Rainey, and Voyles would receive severance in the amount of two times base salary at the time of termination. Mr. Lesar's employment agreement does not provide for a severance payment.
- *Cash Retention.* Mr. Lesar will receive a payment of $2 million.
- *Performance Units.* No payment would be paid to the NEO under the Performance Unit Program.

Change-in-Control. Should a change-in-control take place, the following actions will occur for the NEO's various elements of compensation:

- *Annual Performance Pay Plan*. In the event of a change-in-control during a plan year, the NEO is entitled to an immediate cash payment equal to the maximum dollar amount he or she would have been entitled to for the year, prorated through the date of the change-in-control. In the event of a change-in-control after the end of a plan year but before the payment date, the NEO is entitled to an immediate cash payment equal to the incentive earned for the plan year.
- *Restricted Stock*. Restricted shares under the Stock and Incentive Plan are automatically vested. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2017 table.
- *Stock Options*. Any outstanding options shall become immediately vested and fully exercisable by the NEO. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2017 table.
- *Performance Units*. In the event of a change-in-control during a performance cycle, the NEO will be entitled to an immediate cash payment equal to the maximum amount he or she would have been entitled to receive for the performance cycle, prorated to the date of the change-in-control. In the event of a change-in-control after the end of a performance cycle but before the payment date, the NEO will be entitled to an immediate cash payment equal to the incentive earned for that performance cycle.

Equity Compensation Plan Information

The following table provides certain information, as of December 31, 2017, with respect to our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	20,984,065	$ 44.92	47,566,921
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**20,984,065**	**$ 44.92**	**47,566,921**

CEO Pay Ratio

For 2017, the annual total compensation of our CEO was 290 times the median of the annual total compensation of all employees, based on annual total compensation of $23,091,346 for the CEO and $79,636 for the median employee. This disclosure is based on an October 1, 2017, employee population of 52,833, of which 21,862 were U.S. employees and 30,971 were non-U.S. employees. We excluded from this employee population 2,637 non-U.S. employees from 47 countries as the total number of employees from these non-U.S. jurisdictions was less than 5% of our total employee population. After applying the exclusion, the total employee population was 50,196.

Non-U.S. Employee Country Exclusions

Country	Headcount	Country	Headcount	Country	Headcount	Country	Headcount
Ecuador	442	Cameroon	55	Chile	17	Ukraine	4
Azerbaijan	417	Panama	51	Spain	14	Hungary	3
Kazakhstan	378	Poland	48	Belgium	11	Kenya	3
Congo	158	Romania	46	Philippines	11	Uganda	3
Germany	113	France	35	Mozambique	10	Switzerland	2
Italy	113	Papua New Guinea	31	Turkmenistan	7	Equatorial Guinea	2
Netherlands	110	Bangladesh	28	Tanzania	7	Turkey	2
Bolivia	109	Denmark	27	Austria	6	South Africa	2
Trinidad & Tobago	84	Peru	23	Cyprus	6	Albania	1
Ghana	64	Suriname	23	Israel	5	Bulgaria	1
New Zealand	59	Cote d'Ivoire	21	South Korea	4	Gabon	1
Vietnam	57	Japan	19	Myanmar	4		

The median employee was identified using base pay, overtime pay, bonuses, allowances, and premiums. We used the total gross wages of all employees as of our determination date of October 1, 2017, as a reasonable estimate of the median total gross wages for the employee population and identified all employees within 1% of the median total gross wages. From this group we selected an employee as a reasonable representative of our median employee. Annual total compensation for both the CEO and the median employee was calculated in accordance with Item 402(c)(2)(x) of Regulation S-K. The annual total compensation for our CEO includes both the amount reported in the "Total" column of our 2017 Summary Compensation Table, $23,078,364, and the estimated value of our CEO's health and welfare benefits, $12,982. Due to the flexibility afforded in calculating the CEO pay ratio, the ratio may not be comparable to CEO pay ratios presented by other companies.

Additional Information

Involvement in Certain Legal Proceedings

There are no legal proceedings to which any of our Directors, executive officers, or any associate of any of our Directors or executive officers is a party adverse to us or has a material interest adverse to us.

Advance Notice Procedures

Under our By-laws, no business, including nominations of a person for election as a director, may be brought before an Annual Meeting unless it is specified in the notice of the Annual Meeting or is otherwise brought before the Annual Meeting by or at the direction of the Board or by a stockholder who meets the requirements specified in our By-laws and has delivered notice to us (containing the information specified in the By-laws). To be timely, a stockholder's notice for matters to be brought before the Annual Meeting of Stockholders in 2019 must be delivered to or mailed and received at our principal executive office, 3000 N.

Sam Houston Parkway East, Administration Building, Houston, TX 77032, not less than 90 days nor more than 120 days prior to the anniversary date of the 2018 Annual Meeting of Stockholders, or no later than February 15, 2019, and no earlier than January 16, 2019. These requirements are separate from and in addition to the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in our proxy statement. This advance notice requirement does not preclude discussion by any stockholder of any business properly brought before the Annual Meeting in accordance with these procedures.

Proxy Solicitation Costs

We are soliciting the proxies accompanying this proxy statement and we will bear the cost of soliciting those proxies. We have retained Innisfree M&A Incorporated to aid in the solicitation of proxies. For these services, we will pay Innisfree a fee of $17,500 and reimburse it for out-of-pocket disbursements and expenses. Our officers and employees may solicit proxies personally and

by telephone or other electronic communications with some stockholders if proxies are not received promptly. We will, upon request, reimburse banks, brokers, and others for their reasonable expenses in forwarding proxies and proxy materials to beneficial owners of our stock.

Stockholder Proposals for the 2019 Annual Meeting

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the Annual Meeting of Stockholders in 2019 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must

be received by our Corporate Secretary at 3000 N. Sam Houston Parkway East, Administration Building, Houston, TX 77032, no later than December 4, 2018. The 2019 Annual Meeting will be held on May 15, 2019.

Other Matters

As of the date of this proxy statement, we know of no business that will be presented for consideration at the Annual Meeting other than the matters described in this proxy statement. If any other matters should properly come before the Annual Meeting for action by stockholders, it is intended that proxies will be voted on those matters in accordance with the judgment of the person or persons voting the proxies.

By Authority of the Board of Directors,

Robb L. Voyles

Executive Vice President, Secretary and General Counsel

April 3, 2018

Directions to the Halliburton Annual Meeting of Stockholders

The Halliburton North Belt Facility is located on the North Sam Houston Parkway (Beltway 8 Tollway) south feeder between Aldine Westfield and JFK Boulevard.

3000 N. Sam Houston Parkway East
Houston, Texas 77032
281-871-4000

From I-45	From I-69 / US 59 and IAH
• Take the Sam Houston Parkway East	• Take the Sam Houston Parkway West
• Exit JFK Blvd	• Exit Aldine Westfield
	• "U-Turn" at Aldine Westfield and proceed east on the Sam Houston Parkway feeder

The main entrance to the North Belt facility will be on your right, about halfway between Aldine Westfield and JFK Blvd.

HALLIBURTON

281.871.2699
www.halliburton.com

Printed in the USA
H012769